UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

(Commission File No. 001-40302)

PAYSAFE LIMITED

(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of registrant’s name into English)

Paysafe Limited

25 Canada Square

27th Floor

London, United Kingdom E14 5LQ

(Address of Principal Executive Offices) (Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

Information Contained in this Form 6-K Report

Financial Statements

This report contains Paysafe Limited’s (“the Company”) Unaudited Condensed Consolidated Interim Financial Statements as of September 30, 2022, including Management’s Discussion and Analysis of Financial Condition and Results of Operations for the period presented therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Paysa
PAYSAFE LIMITED

By:	/s/ Nicole Nahlous
Name:	Nicole Nahlous
Title:	Chief Accounting Officer

Date: November 17, 2022

TABLE OF CONTENTS

1.	Condensed Consolidated Interim Financial Statements (Unaudited) – September 30, 2022	F-1

2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations	1

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME / (LOSS)

(Unaudited)

(U.S. dollars in thousands, except per share data)

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Revenue	$365,988	$353,585	$1,112,569	$1,115,352
Cost of services (excluding depreciation and amortization)	151,810	144,852	457,900	451,667
Selling, general and administrative	132,250	111,041	397,527	418,076
Depreciation and amortization	66,088	61,832	199,096	197,408
Impairment expense on goodwill and intangible assets	4,036	322,210	1,886,223	324,145
Restructuring and other costs	6,443	14,833	60,636	22,321
Loss / (gain) on disposal of subsidiary and other assets, net	699	—	1,359	(28)
Operating income / (loss)	4,662	(301,183)	(1,890,172)	(298,237)
Other income, net	38,230	96,490	97,863	175,573
Interest expense, net	(34,631)	(19,272)	(89,013)	(144,291)
Income / (loss) before taxes	8,261	(223,965)	(1,881,322)	(266,955)
Income tax expense / (benefit)	7,283	(76,859)	(52,749)	(66,105)
Net income / (loss)	$978	$(147,106)	$(1,828,573)	$(200,850)
Less: net income attributable to non-controlling interest	—	94	371	400
Net income / (loss) attributable to the Company	$978	$(147,200)	$(1,828,944)	$(201,250)

Net income / (loss) per share attributable to the Company – basic	$0.00	$(0.20)	$(2.52)	$(0.28)
Net income / (loss) per share attributable to the Company – diluted	$0.00	$(0.20)	$(2.52)	$(0.28)

Net income / (loss)	$978	$(147,106)	$(1,828,573)	$(200,850)
Other comprehensive loss, net of tax of $0:
Loss on foreign currency translation	(33,532)	(6,602)	(55,660)	(2,144)
Total comprehensive loss	$(32,554)	$(153,708)	$(1,884,233)	$(202,994)
Less: comprehensive income attributable to non-controlling interest	—	94	371	400
Total comprehensive loss attributable to the Company	$(32,554)	$(153,802)	$(1,884,604)	$(203,394)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Unaudited)

(U.S. dollars in thousands, except share data)

	September 30, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents	$220,191	$313,439
Customer accounts and other restricted cash, net of allowance for credit losses of $563 and $673, respectively	2,215,220	1,658,279
Accounts receivable, net of allowance for credit losses of $12,176 and $8,642, respectively	152,449	147,780
Settlement receivables, net of allowance for credit losses of $3,353 and $4,049, respectively	143,241	149,852
Prepaid expenses and other current assets	82,968	64,497
Related party receivables – current	—	6,492
Contingent consideration receivable – current	—	2,842
Total current assets	2,814,069	2,343,181
Deferred tax assets	24,633	21,926
Property, plant and equipment, net	11,678	14,907
Operating lease right-of-use assets	22,570	33,118
Derivative financial assets	18,148	—
Intangible assets, net	1,282,101	1,202,204
Goodwill	1,944,881	3,650,037
Other assets – non-current	2,350	1,856
Total non-current assets	3,306,361	4,924,048
Total assets	$6,120,430	$7,267,229

Liabilities and equity
Current liabilities
Accounts payable and other liabilities	$255,320	$211,841
Short-term debt	10,190	10,190
Funds payable and amounts due to customers	2,357,433	1,400,057
Operating lease liabilities – current	6,716	8,845
Income taxes payable	—	11,041
Contingent and deferred consideration payable – current	18,180	13,673
Liability for share-based compensation – current	9,689	3,360
Total current liabilities	2,657,528	1,659,007
Non-current debt	2,505,319	2,748,178
Operating lease liabilities – non-current	18,355	28,008
Deferred tax liabilities	57,724	64,886
Warrant liabilities	8,085	35,575
Liability for share-based compensation – non-current	4,147	6,664
Contingent and deferred consideration payable – non-current	10,316	17,142
Total non-current liabilities	2,603,946	2,900,453
Total liabilities	5,261,474	4,559,460
Commitments and contingent liabilities
Shareholders' equity
Common shares - $0.001 par value; 20,000,000,000 shares authorized; 727,190,821 shares issued and outstanding as of September 30, 2022 and 723,715,147 shares issued and outstanding as of December 31, 2021	727	723
Additional paid in capital	3,023,365	2,949,654
Accumulated deficit	(2,205,732)	(376,788)
Accumulated other comprehensive loss	(59,485)	(3,825)
Shareholders' equity in the Company	758,875	2,569,764
Non-controlling interest	100,081	138,005
Total shareholders' equity	858,956	2,707,769
Total liabilities and shareholders' equity	$6,120,430	$7,267,229

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY

(Unaudited)

(U.S. dollars in thousands)

	Common shares	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income / (loss)	Shareholders' equity in the Company	Non- controlling interest	Total Shareholders' equity
January 1, 2022	$723	$2,949,654	$(376,788)	$(3,825)	$2,569,764	$138,005	$2,707,769
Net (loss) / income	—	—	(1,171,183)	—	(1,171,183)	371	(1,170,812)
Gain on foreign currency translation, net of tax of $0	—	—	—	14,396	14,396	—	14,396
Shares issued upon warrants exercised	1	2	—	—	3	—	3
Restricted stock units issued	1	(1)	—	—	—	—	—
Shared-based compensation	—	11,593	—	—	11,593	—	11,593
Capital contribution (See Note 2)	—	38,295	—	—	38,295	(38,295)	—
March 31, 2022	$725	$2,999,543	$(1,547,971)	$10,571	$1,462,868	$100,081	$1,562,949
Net loss	—	—	(658,739)	—	(658,739)	—	(658,739)
Loss on foreign currency translation, net of tax of $0	—	—	—	(36,524)	(36,524)	—	(36,524)
Restricted stock units issued	2	(2)	—	—	—	—	—
Shared-based compensation	—	11,406	—	—	11,406	—	11,406
June 30, 2022	$727	$3,010,947	$(2,206,710)	$(25,953)	$779,011	$100,081	$879,092
Net income	—	—	978	—	978	—	978
Loss on foreign currency translation, net of tax of $0	—	—	—	(33,532)	(33,532)	—	(33,532)
Restricted stock units issued	—	—	—	—	—	—	—
Shared-based compensation	—	12,418	—	—	12,418	—	12,418
September 30, 2022	$727	$3,023,365	$(2,205,732)	$(59,485)	$758,875	$100,081	$858,956

	Common shares	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive income / (loss)	Shareholders' equity in the Company	Non- controlling interest	Total Shareholders' equity
January 1, 2021	$1,252	$2,188,706	$(265,834)	$(2,419)	$1,921,705	$11,298	$1,933,003
Net (loss) / income	—	—	(60,647)	—	(60,647)	118	(60,529)
Loss on foreign currency translation, net of tax of $0	—	—	—	(8,498)	(8,498)	—	(8,498)
Contributions from non-controlling interest holders (see Note 17)	—	—	—	—	—	26,000	26,000
Capital injection in Legacy Paysafe (See Note 17)	2	10,692	—	—	10,694	—	10,694
Shared-based compensation	—	67,718	—	—	67,718	—	67,718
Share issuance, net of transaction expenses (See Note 2)	200	1,848,078	—	—	1,848,278	—	1,848,278
Capital reorganization (See Note 2)	(921)	(2,447,879)	—	—	(2,448,800)	—	(2,448,800)
Merger recapitalization (See Note 2)	190	1,258,401	—	—	1,258,591	100,081	1,358,672
March 31, 2021	$723	$2,925,716	$(326,481)	$(10,917)	$2,589,041	$137,497	$2,726,538
Net income	—	—	6,597	—	6,597	188	6,785
Gain on foreign currency translation, net of tax of $0	—	—	—	12,956	12,956	—	12,956
Shared-based compensation	—	4,246	—	—	4,246	—	4,246
June 30, 2021	$723	$2,929,962	$(319,884)	$2,039	$2,612,840	$137,685	$2,750,525
Net (loss) / income	—	—	(147,200)	—	(147,200)	94	(147,106)
Loss on foreign currency translation, net of tax of $0	—	—	—	(6,602)	(6,602)	—	(6,602)
Shared-based compensation	—	9,149	—	—	9,149	—	9,149
September 30, 2021	$723	$2,939,111	$(467,084)	$(4,563)	$2,468,187	$137,779	$2,605,966

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Nine months ended September 30,
	2022	2021
Cash flows from operating activities
Net loss	$(1,828,573)	$(200,850)
Adjustments for non-cash items:
Depreciation and amortization	199,096	197,408
Unrealized foreign exchange gain	(49,319)	(3,167)
Deferred tax benefit	(64,165)	(94,255)
Interest expense, net	25,393	81,494
Share-based compensation	45,248	92,830
Other income, net	(40,559)	(166,818)
Impairment expense on goodwill and intangible assets	1,886,223	324,145
Allowance for credit losses	24,792	13,611
Loss / (gain) on disposal of subsidiary and other assets, net	1,359	(28)
Non-cash lease expense	5,505	7,192
Movements in working capital:
Accounts receivable, net	(24,046)	(26,862)
Prepaid expenses, other current assets, and related party receivables	(21,772)	(8,969)
Settlement receivables, net	(10,581)	60,542
Accounts payable, other liabilities, and related party payables	29,194	(6,850)
Funds payable and amounts due to customers	1,210,744	(176,091)
Income tax payable	(15,320)	(732)
Net cash flows from operating activities	1,373,219	92,600
Cash flows in investing activities
Purchase of property, plant & equipment	(2,637)	(4,452)
Purchase of merchant portfolios	(38,347)	(48,533)
Purchase of other intangible assets	(67,056)	(57,083)
Acquisition of business, net of cash acquired	(424,722)	(119,177)
Net cash outflow on disposal of subsidiary	(826)	—
Net cash flows used in investing activities	(533,588)	(229,245)
Cash flows from financing activities
Cash settled equity awards	(154)	—
Proceeds from exercise of warrants	3	—
Net cash inflow from reorganization and recapitalization	—	1,167,874
Payment of equity issuance costs	—	(151,455)
Repurchase of loan notes	(31,365)	—
Proceeds from loans and borrowings	86,246	2,241,081
Repayments of loans and borrowings	(130,672)	(3,295,658)
Payment of debt issuance costs	(6,261)	(5,930)
Payments under derivative financial instruments, net	(1,305)	(48,457)
Cash outflow on foreign exchange forward contract	—	(6,504)
Proceeds under line of credit	571,600	450,000
Repayments under line of credit	(565,600)	(450,000)
Contingent consideration received	2,621	7,942
Contingent and deferred consideration paid	(16,717)	(4,497)
Net cash flows used in financing activities	(91,604)	(95,604)
Effect of foreign exchange rate changes	(284,334)	(67,535)
Increase / (decrease) in cash and cash equivalents, including customer accounts and other restricted cash during the period	$463,693	$(299,784)
Cash and cash equivalents, including customer accounts and other restricted cash at beginning of the period	1,971,718	1,763,852
Cash and cash equivalents at end of the period, including customer accounts and other restricted cash	$2,435,411	$1,464,068

	Nine months ended September 30,
	2022	2021
Supplemental cash flow disclosures:
Cash paid for interest	$63,620	$62,797
Cash paid for Income taxes, net	$26,737	$28,882

The table below reconciles cash, cash equivalents, customer accounts and other restricted cash as reported in the unaudited condensed consolidated statement of financial position to the total of the same amounts shown in the unaudited condensed consolidated statement of cash flows:

	Nine months ended September 30,
	2022	2021
Cash and cash equivalents	$220,191	$262,267
Customer accounts and other restricted cash, net	2,215,220	1,201,801
Total cash and cash equivalents, including customer accounts and other restricted cash, net	$2,435,411	$1,464,068

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Paysafe Limited
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)
(U.S. dollars in thousands, except per share data)

1. Basis of presentation and summary of significant accounting policies

Description of the Business

In these unaudited condensed consolidated financial statements and related notes, Paysafe Limited, and its consolidated subsidiaries are referred to collectively as “Paysafe,” “we,” “us,” and “the Company” unless the context requires otherwise. Paysafe is a leading global provider of end-to-end payment solutions. Our core purpose is to enable businesses and consumers to connect and transact seamlessly through our payment platforms.

Paysafe Limited was originally incorporated as an exempted limited company under the laws of Bermuda on November 23, 2020 for purposes of acquiring Foley Trasimene Acquisition Corp. II (“FTAC”). FTAC was originally incorporated in the State of Delaware on July 15, 2020 as a special purpose acquisition company for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or similar transaction with one or more businesses. FTAC completed its Initial Public Offering (“IPO”) in August 2020.

On December 7, 2020, Paysafe Limited, FTAC, Merger Sub Inc., (a Delaware corporation and direct, wholly owned subsidiary of Paysafe Limited, herein referred to as “Merger Sub”), Paysafe Bermuda Holding LLC (a Bermuda exempted limited liability company and direct, wholly owned subsidiary of Paysafe Limited, herein referred to as “LLC”), Pi Jersey Holdco 1.5 Limited (a private limited company incorporated under the laws of Jersey, Channel Islands on November 17, 2017, herein referred to as “Legacy Paysafe” or “Accounting Predecessor”), and Paysafe Group Holdings Limited (a private limited company incorporated under the laws of England and Wales, herein referred to as “PGHL”), entered into a definitive agreement and plan of merger which was consummated on March 30, 2021. This is further discussed in Note 2, Transactions. In connection with the Transaction, the Company’s common shares and warrants were listed on the New York Stock Exchange under the symbols PSFE and PSFE.WS, respectively.

Prior to the Transaction, Legacy Paysafe was a direct, wholly owned subsidiary of Paysafe Group Holdings Limited and was primarily owned by funds advised by affiliates of CVC Capital Partners (such funds collectively, “CVC”) and The Blackstone Group Inc. (“Blackstone”). This ownership was through the ultimate parent entity, Pi Jersey Topco Limited (“Topco” or the “Ultimate Parent”), who directly wholly owns PGHL. As a result of the Transaction, Legacy Paysafe is a wholly owned subsidiary of the Company. Subsequent to the Transaction, Topco, CVC and Blackstone retain ownership in the Company.

In the fourth quarter of 2021, we revised our reportable segments, which are the same as our operating segments, as a result of a change in our Chief Operating Decision Maker (“CODM”) and how our CODM regularly reviews financial information to allocate resources and assess performance. Our reportable segments are US Acquiring and Digital Commerce. The Company had historically operated, and was organized, as three separate segments, Integrated Processing, Digital Wallet and eCash Solutions. Digital Commerce includes the previous Digital Wallet and eCash Solutions segments along with Integrated eCommerce Solutions (“IES”) that was previously part of the Integrated Processing segment. The prior-year information has been recast to reflect this change.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements for the three and nine months ended September 30, 2022 and the comparative financial information for the three and nine months ended September 30, 2021 and for the year ended December 31, 2021 include the accounts of the Company, and its subsidiaries, based upon information of Paysafe Limited after giving effect to the transaction with FTAC completed on March 30, 2021.

All intercompany transactions have been eliminated in consolidation. In the opinion of management, all adjustments, consisting of normal and recurring adjustments, necessary for the fair statement of the Company’s financial position, results of operations and cash flows have been included. Operating results for the three and nine months ended September 30, 2022 are not necessarily indicative of the results that may be expected for the year ending December 31, 2022 or any other interim period.

These unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). Accordingly, they do not include all of the information and notes required by GAAP for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2021 on Form 20-F filed on March 28, 2022.

Disaggregation of Revenue

The Company provides payment solutions through two primary lines of business: US Acquiring and Digital Commerce. For each primary source of revenue within these business lines, the Company’s main performance obligation is to stand ready to provide payment services to merchants and consumers. Due to the concentration of economic factors, products and services in each of the business lines, the Company has presented disaggregated revenue at both the segment and reporting unit level (See Note 16).

We do not have any material contract asset balances associated with our contracts with customers as of September 30, 2022 and December 31, 2021. The Company has applied the practical expedient to exclude disclosure of remaining performance obligations as the Company's contracts typically have a term of one year or less.

Significant accounting policies

There have been no material changes in our significant accounting policies during the nine months ended September 30, 2022. A detailed discussion of our significant accounting policies is included within the audited consolidated financial statements for the year ended December 31, 2021 on Form 20-F filed on March 28, 2022.

Recent Accounting Pronouncements

Convertible Debt Instruments

In August 2020, the FASB issued ASU No. 2020-06 Accounting for Convertible Instruments and Contracts in an Entity's Own Equity. This update reduces the number of accounting models for convertible debt instruments resulting in fewer embedded conversion features being separately recognized from the host contract as compared with current GAAP. Convertible instruments that continue to be subject to separation models are (1) those with embedded conversion features that are not clearly and closely related to the host contract, that meet the definition of a derivative, and that do not qualify for a scope exception from derivative accounting and (2) convertible debt instruments issued with substantial premiums for which the premiums are recorded as paid-in-capital. In addition, this update also makes targeted changes to the disclosures for convertible instruments and earnings-per-share guidance. This guidance may be adopted through either a modified retrospective or fully retrospective method of transition and will take effect for public companies with fiscal years, and interim periods within those fiscal years, beginning after December 15, 2021. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, including interim periods within those fiscal years, and must be adopted as of the beginning of the Company's fiscal year. The Company adopted this new guidance effective January 1, 2022. This new guidance did not have an effect on our unaudited condensed consolidated financial statements.

Accounting Standards Issued but not yet Adopted

Supplier Finance Programs

In September 2022, the FASB issued ASU No. 2022-04 Liabilities - Supplier Finance Programs. This update enhances transparency about an entity’s use of supplier finance programs. The buyer in a supplier finance program is required to disclose information about the key terms of the program, outstanding confirmed amounts as of the end of the period, a roll-forward of such amounts during each annual period, and a description of where in the financial statements outstanding amounts are presented. The amendments in this update will take effect for public companies with fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early adoption is permitted. The Company will adopt this new guidance effective January 1, 2023. This new guidance is not expected to have a material effect on our consolidated financial statements.

2. Transactions

Disposal of Pay Services India, LLC

During the second quarter, the Company disposed of 100% of the equity interest of Pay Services India, LLC, including $1,620 in cash. Consideration for the disposal was $1,056 payable in cash, of which $794 had been received as of September 30, 2022. The net cash outflow is recorded as an investing activity in the unaudited condensed consolidated statement of cash flows. This disposal resulted in a loss of $699 and $1,359 for the three and nine months ended September 30, 2022, upon finalization of working capital adjustments by the buyer.

Acquisition of Skrill USA

During the first quarter, the Company completed its agreement with Skrill-related entities by which it acquired 100% of the equity interest of Skrill USA. As a result, Skrill USA has been accounted for as a wholly owned subsidiary and no longer represents a VIE or non-controlling interest to the Company subsequent to December 31, 2021. The change in ownership was accounted for as an equity transaction, with no gain or loss recognized. The carrying amount of the non-controlling interest was adjusted to reflect the change in ownership interest and is reflected as a capital contribution in the unaudited condensed consolidated statement of shareholder's equity.

Reorganization and Recapitalization (the "Transaction")

On December 7, 2020, Paysafe Limited, FTAC, Merger Sub, Paysafe Bermuda Holding LLC, Legacy Paysafe and PGHL entered into a definitive agreement and plan of merger to effectuate the Transaction which was completed on March 30, 2021. In order to effectuate the Transaction, PGHL created a newly formed wholly owned entity, Paysafe Limited, which acquired all of the shares of the Accounting Predecessor on March 30, 2021. Immediately following the acquisition of the Accounting Predecessor’s shares, Paysafe Limited merged with FTAC, which was effectuated through a merger between Merger Sub and FTAC. Merger Sub is a newly formed wholly owned subsidiary of Paysafe Limited. FTAC survived the merger. The Accounting Predecessor and FTAC are indirect wholly owned subsidiaries of Paysafe Limited following the Transaction. Prior to the Transaction, Paysafe Limited had no material operations, assets or liabilities.

The acquisition of the Accounting Predecessor was accounted for as a capital reorganization whereby Paysafe Limited was the successor to Pi Jersey 1.5 Holdco Limited. The capital reorganization was immediately followed by the merger with FTAC. As FTAC was not recognized as a business under GAAP given it consisted primarily of cash held in a trust account, the merger was treated as a recapitalization. Under this method of accounting, the ongoing financial statements of Paysafe Limited reflect the net assets of the Accounting Predecessor and FTAC at historical cost, with no additional goodwill recognized.

The Accounting Predecessor was determined to be the accounting acquirer based on evaluation of the following facts and circumstances: (i) the Accounting Predecessor’s shareholder group has the largest portion of relative voting rights in Paysafe Limited; (ii) the Accounting Predecessor was significantly larger than FTAC by total assets and total cash and cash equivalents; (iii) the senior management team of the Accounting Predecessor are continuing to serve in such positions with substantially similar responsibilities and duties at Paysafe Limited following consummation of the Transaction; and (iv) the purpose and intent of the Transaction was to create an operating public company, with management continuing to use the Paysafe platform to grow the business.

In connection with the Transaction, Paysafe Limited, PGHL and FTAC entered into subscription agreements with certain investors (the “PIPE Investors”). Simultaneously with the consummation of the Transaction, Paysafe Limited issued to the PIPE Investors 200,000,000 shares of common stock at a price of $10.00 per share for aggregate gross proceeds of $2,000,000. The Company incurred direct and incremental costs of approximately $151,722 related to the Transaction, of which $151,455 was paid during the nine months ended September 30, 2021. These costs consisted primarily of advisory, banking, printing, legal, and accounting fees, which were recorded to “Additional paid-in capital” as a reduction of these share issuance proceeds (collectively “Share issuances, net of proceeds”).

Paysafe Limited acquired from PGHL all of the Accounting Predecessor’s shares in exchange for cash consideration of $2,448,799 and share consideration of 333,419,924 common shares (“Capital reorganization”).

The FTAC merger was completed by: (i) Paysafe Bermuda Holdings LLC issuing 20,893,780 LLC membership equity interests (“LLC Units”) in exchange for the FTAC Founder’s FTAC Class C shares outstanding immediately prior to the Transaction; (ii) Paysafe Limited issuing 190,292,458 common shares in exchange for the FTAC’s shareholders shares outstanding immediately prior to the Transaction; and (iii) Paysafe Limited assuming the FTAC’s warrants outstanding immediately prior to the Transaction, consisting of 48,901,025 public warrants (the “Public Warrants”) and 5,000,000 private warrants (the “Private Warrants”), which were modified to entitle the holder to acquire, on the same terms, Company common shares instead of FTAC common stock (the “Warrants”) (collectively, “Merger recapitalization”).

The cash flows related to these activities have been classified as “Net cash inflow from recapitalization and reorganization” within the unaudited condensed consolidated statement of cash flows, consisting of cash outflows related to the cash consideration for the Pi Jersey acquisition of $2,448,799, offset by the $1,616,673 in net proceeds from the merger with FTAC and $2,000,000 in proceeds from the share issuance.

Non-controlling interest

The LLC units contain an exchange right which entitles the FTAC Founder to exchange its LLC Units for, at the option of the LLC, cash or shares of Paysafe Limited (the “Exchange right”). The Exchange Rights became exercisable 12 months subsequent to the Transaction and can be exercised at any time up until the fifth year following the close of the Transaction; at which time the LLC Units would be mandatorily exchangeable into cash or shares at the LLC’s option. The Exchange Right is considered embedded in the LLC Units, which represent an equity host contract, as it cannot be exercised separately from the LLC units. As the Exchange Right can be settled by the Company in its own shares, it is considered clearly and closely related to the LLC Units, and therefore is not considered an embedded derivative to be accounted for separately. The LLC Units are accounted for as permanent equity and presented as non-controlling interest, as they are held by the FTAC Founder and entitle it to participate in tax distributions.

On initial recognition, the non-controlling interest was recorded at the value of the FTAC Class C shares that the LLC received in exchange for the LLC Units it issued to the FTAC Founder. Immediately prior to the Transaction, the FTAC Founder held FTAC warrants that were exchanged for the FTAC Class C shares. As such, the value of the FTAC Class C shares was based on the value of such warrants, which was calculated based on the publicly listed trading price of the Warrants (NYSE: PSFE.WS) at the Transaction date. Subsequently, the non-controlling interest amount varies based on the LLC’s tax distributions attributable to the FTAC Founder.

Warrants

The Warrants represent the right to purchase one share of the Company’s common shares at a price of $11.50 per share. The Warrants became exercisable on August 21, 2021 and will expire on the fifth anniversary of the Transaction, or upon an earlier redemption.

As of September 30, 2022, the Private Warrants were valued at $679, which were held by a related party. During the three months ended September 30, 2022, a certain number of Private Warrants were transferred to Public Warrants. The total amount of Public and Private Warrants outstanding as of September 30, 2022 was 49,374,588 and 4,526,137.

Share based compensation

Certain employee equity-based awards issued by the Accounting Predecessor included performance conditions that vested upon a qualifying Exit Event (defined as an IPO whereby Blackstone and CVC retain less than 50% of the B ordinary shares they held immediately prior to the IPO through one or multiple transactions, winding-up or completion of a sale), which was not deemed probable in prior periods. These awards vested in connection with the completion of the Transaction, resulting in the full recognition of share-based compensation for the nine months ended September 30, 2022 which is included in “Selling, general and administrative” on the unaudited condensed consolidated statements of comprehensive loss.

In addition, these awards were modified in conjunction with the Transaction. Their settlement terms changed such that instead of Topco’s A ordinary shares and B ordinary shares, the awardees received Paysafe Limited common shares as well as Topco’s shares. The modification resulted in a change in the classification of the modified awards, with the Topco shares being accounted for as a liability-classified share-based payment award under ASC 718 as they will be settled in cash. The corresponding liability was measured at fair value at the modification date (i.e. the Transaction date), and is subsequently remeasured at fair value at each reporting date, with changes in its value reported as share-based compensation expense. The awards settled in Paysafe Limited common shares continue to be accounted for as equity-based awards.

As of September 30, 2022, the share-based compensation liability associated with these awards was $8,622, which is classified as a current or non-current liability within the unaudited condensed consolidated statements of financial position based on the expected timing of the redemption of shares. There were no redemptions of shares during the three and nine months ended September 30, 2022 and the reduction in the liability was due to foreign exchange. Refer to Note 12 for further information on share-based compensation liabilities.

Repayment of debt

In connection with the Transaction, certain third-party debt was settled in cash in the first quarter of 2021. The Company repaid $416,700 and €204,500 under the USD First Lien Term Loan and EUR First Lien Term Loan, respectively, and fully repaid the second lien term loan facility which consisted of a $250,000 USD Facility (“USD Second Lien Term Loan”) and a €212,459 EUR Facility (“EUR Second Lien Term Loan”). Both debt repayments occurred contemporaneously with the closing of the Transaction. As a result, the Company expensed capitalized debt fees of $21,724, which are included in “Interest expense, net” on the unaudited condensed consolidated statements of comprehensive loss. Refer to Note 7 for further information on debt.

3. Net income / (loss) per share attributable to the Company

The following table sets forth the computation of the Company’s basic and diluted net income / (loss) per share attributable to the Company. The weighted average shares calculation for three and nine months ended September 30, 2022 and 2021, reflects the outstanding common shares of Paysafe Ltd from the closing date of the Transaction.

The Company uses the treasury stock method of calculating diluted net income / (loss) per share attributable to the Company. For the three months ended September 30, 2022, the denominator used in the calculation of diluted net income per share attributable to the

Company has been adjusted to include the dilutive effect of the Company's restricted stock awards. We excluded all potentially dilutive warrants and LLC units as the effect was antidilutive.

For the three months ended September 30, 2021 and the nine months ended September 30, 2022 and 2021 we excluded all potentially dilutive restricted stock units, warrants and LLC units in calculating diluted net income / (loss) per share attributable to the Company as the effect was antidilutive.

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Numerator
Net income / (loss) attributable to the Company - basic	$978	$(147,200)	$(1,828,944)	$(201,250)
Net income / (loss) attributable to the Company - diluted	$978	$(147,200)	$(1,828,944)	$(201,250)
Denominator
Weighted average shares – basic	727,109,521	723,712,382	725,660,450	723,712,382
Weighted average shares – diluted	727,952,799	723,712,382	725,660,450	723,712,382
Net income / (loss) per share attributable to the Company
Basic	$0.00	$(0.20)	$(2.52)	$(0.28)
Diluted	$0.00	$(0.20)	$(2.52)	$(0.28)

4. Taxation

We account for income taxes in interim periods pursuant to the provisions of ASC 740, Income Taxes. Under this method, our provision for or benefit from income taxes is computed at an estimated annual effective tax rate and the effects of any discrete income tax items are recognized in the periods in which they occur.

Our effective tax rate, for the three months ended September 30, 2022 and 2021 was 88.2% and 34.3%, respectively. Our effective tax rate, for the nine months ended September 30, 2022 and 2021 was 2.8% and 24.8%, respectively. The effective U.K. statutory tax rate is 19%.

The difference between our effective tax rate and the U.K. statutory rate of 19% for the three months ended September 30, 2022 was primarily the result of the changes to our valuation allowance related to our recoverability of deferred tax assets on restricted interest carryforwards and residual tax on foreign earnings. The difference between our effective tax rate and the U.K. statutory rate of 19% for the nine months ended 30 September, 2022 was primarily the result of the non-deductible component of the goodwill impairment charges in prior quarters and changes to our valuation allowance related to our recoverability of deferred tax assets on restricted interest carry-forwards.

The difference between our effective rate and the U.K. statutory rate of 19% for the three and nine months ended September 30, 2021 was primarily the result of non-deductible share based compensation, foreign income taxed at varying rates and items identified as discrete during the period.

5. Goodwill

As a result of our change in segments in the fourth quarter of 2021 (Note 1), our reporting units were revised as of December 31, 2021 and goodwill reallocated using a fair value methodology. The prior periods have been recast to reflect this change. Changes in the carrying amount of goodwill are as follows:

	US Acquiring	Digital Commerce	Total
Balance as of December 31, 2021	$1,525,135	$2,124,902	$3,650,037
Additions during the period (1)	—	284,239	284,239
Purchase price accounting adjustments (2)	—	(2,350)	(2,350)
Impairment (3)	(948,237)	(933,950)	(1,882,187)
Foreign exchange	—	(104,858)	(104,858)
Balance as of September 30, 2022	$576,898	$1,367,983	$1,944,881

	US Acquiring	Digital Commerce	Total
Balance as of December 31, 2020	$1,503,307	$1,978,509	$3,481,816
Additions during the period (4)	21,828	70,507	92,335
Foreign exchange	—	(37,528)	(37,528)
Balance as of September 30, 2021	$1,525,135	$2,011,488	$3,536,623

(1)
Additions to goodwill within the Digital Commerce segment in the current period relate to the acquisition of SaftPay Inc. (“Safetypay”) (See Note 11).
(2)
Purchase price adjustments relate to changes in estimates of certain assets or liabilities acquired in business combinations that were completed within one year prior to September 30, 2022.
(3)
Due to a sustained decline in stock price and market capitalization, reduction in the fair value of debt, as well as current market and macroeconomic conditions, we concluded that an impairment indicator for goodwill was present in both the US Acquiring and Digital Commerce segments as of March 31, 2022 and June 30, 2022. As a result, an impairment charge was recorded in the respective periods.
(4)
Additions to goodwill within the US Acquiring and Digital Commerce segments in the prior year relate to the acquisition of International Card Services ("ICS") and PagoEfectivo, respectively.

The Company performs its annual goodwill impairment test for all reporting units as of October 1st, or when events and circumstances have occurred that would indicate the carrying amount of goodwill exceeds its fair value. No such events or circumstances were identified as of September 30, 2022. However, we have performed our annual goodwill impairment test as of October 1st which did not result in an impairment.

We performed our annual goodwill impairment test for all reporting periods using a weighting of both market and income approaches. The market approach was based on guideline comparable companies and the key assumptions included selected Earnings Before Interest Tax Depreciation and Amortization ("EBITDA") multiples. The income approach was based on a discounted cash flow model and the key assumptions included the discount rate and future cash flows such as long-term growth rates.

Selected multiples were determined based on guideline comparable companies’ and discounted based on business-specific considerations. The cash flow forecast, including long term growth rates, considers past experience and future market expectations. Discount rate assumptions are based on determining a cost of debt and equity and an assessment as to whether there are risks not adjusted for in the future cash flows of the respective reporting unit. Failure to achieve the future cash flows, changes in key assumptions or further decline in the stock price or the fair value of our debt may cause a future impairment of goodwill at the reporting unit level.

Goodwill impairment recognized for the three and nine months ended September 30, 2022 was $0 and $948,237, respectively, for the US Acquiring segment and $0 and $933,950, respectively, for the Digital Commerce segment. Accumulated impairment of goodwill as of September 30, 2022 and December 31, 2021 was $1,882,187 and $0. There have been no other events or changes in circumstances subsequent to the testing date that would indicate further impairment of these reporting units.

6. Intangible assets

The Company’s intangible assets consisted of the following:

	September 30, 2022	December 31, 2021
Brands	$165,986	$176,225
Software development costs	824,476	805,697
Customer relationships	1,883,184	1,692,838
Computer software	35,313	35,257
	2,908,959	2,710,017
Less accumulated amortization on:
Brands	75,966	69,407
Software development costs	426,553	371,555
Customer relationships	556,119	505,732
Computer software	20,965	17,900
	1,079,603	964,594
Less accumulated impairment on:
Brands	8,464	8,464
Software development costs	88,983	84,947
Customer relationships	449,808	449,808
	547,255	543,219
Intangible assets, net	$1,282,101	$1,202,204

Amortization expense on intangible assets for the three months ended September 30, 2022 and 2021, was $64,578 and $59,921, respectively. Amortization expense on intangible assets for the nine months ended September 30, 2022 and 2021 was $194,073 and $190,319, respectively.

During the three and nine months ended September 30, 2022 we purchased merchant portfolios for a purchase price of $21,587 and $47,998, respectively, inclusive of contingent consideration. These were accounted for as asset acquisitions. The remaining increase in gross intangible assets during the three and nine months ended September 30, 2022 relates to intangibles recorded upon business acquisitions (See Note 11) and software development costs.

During the three and nine months ended September 30, 2022, we recorded $4,036 of intangible impairment expense related to software development assets in the Digital Commerce segment.

In addition, the Company performs an impairment analysis on intangibles assets with finite lives when events and circumstances have occurred that would indicate the carrying amount of intangible assets may not be recoverable. No such events or circumstances were identified as of September 30, 2022.

7. Debt

On June 28, 2021, the Company entered into the following debt facilities:

•
$305,000 senior secured revolving credit facility (the “Revolving Credit Facility”);
•
$1,018,000 aggregate principal amount senior secured USD first lien term loan facility (the “Term Loan Facility (USD)”)(comprising the original $628,000 and incremental $390,000 facility entered into on September 28, 2021 as described below);
•
€710,000 aggregate principal amount senior secured EUR first lien term loan facility (the “Term Loan Facility (EUR)”) (comprising the original €435,000 and an incremental €275,000 facility entered into on September 28, 2021 as described below); and
•
$400,000 aggregate principal amount of USD secured notes and €435,000 aggregate principal amount of EUR secured notes (“Secured Notes”).

The $390,000 senior secured incremental USD term loan facility (“USD Incremental Term Loan”) and the €275,000 senior secured incremental EUR term loan facility (“EUR Incremental Term Loan”) were entered into on September 28, 2021 in connection with the SafetyPay and viaFintech acquisitions, respectively. As of December 31, 2021, the USD Incremental Term Loan and EUR Incremental Term Loan were fully drawn. As the SafetyPay acquisition had not been completed as of December 31, 2021, the cash drawn was held in escrow and was presented within "Customer accounts and other restricted cash" in the unaudited condensed consolidated statements of financial position.

The Company has made drawdowns and repayments on the Revolving Credit Facility throughout the year. As of September 30, 2022 and December 31, 2021, $0 and $28,423, respectively was drawn down on the Revolving Credit Facility.

Line of Credit

The Company has a Line of Credit which is restricted for use in funding settlements in the US Acquiring business and is secured against known transactions. During the second quarter of 2022, the line of credit was increased from $50,000 to $75,000 and the maturity date extended to June 2025. As of September 30, 2022 and December 31, 2021, the Company had an outstanding balance of $56,000 and $50,000, respectively.

The key terms of these facilities were as follows:

Facility	Currency	Interest Rate (1)	Facility Maturity Date	Principal Outstanding at September 30, 2022 (Local Currency)	Principal Outstanding at September 30, 2022 (USD)
Term Loan Facility	USD	USD LIBOR + 2.75% (0.5% floor)	Jun-28	1,006,240	$1,006,240
Term Loan Facility	EUR	EURIBOR + 3.00% (0% floor)	Jun-28	701,000	687,052
Secured Loan Notes	EUR	3.00%	Jun-29	421,362	412,978
Secured Loan Notes	USD	4.00%	Jun-29	372,500	372,500
Revolving Credit Facility	USD/EUR	BASE + 2.25% (0% floor)	Dec-27	—	—
Line of Credit	USD	Term SOFR (2) -2.70%	Jun-25	56,000	56,000
Total Principal Outstanding					$2,534,770

(1)
For facilities which utilize the EURIBOR and LIBOR rates, a rate floor of 0% and 0.5% applies, respectively. For facilities which utilize a BASE rate, the rate is dependent on the currency in which the facility is drawn.
(2)
The Term Secured Overnight Financing Rate ("Term SOFR") is the forward looking term rate based on the SOFR. The Term SOFR is administered by the CME Group Benchmark Association Limited.

During the nine months ended September 30, 2022, the Company made principal payments of $17,076 under its Term Loan Facility, inclusive of voluntary prepayments of $9,434. In addition, the Company repurchased $41,117 of Secured Notes during the nine months ended September 30, 2022. This resulted in a gain on repurchase of $6,760 and $9,752 recognized within "Other income, net" within the unaudited condensed consolidated statement of comprehensive income for the three and nine months ended September 30, 2022.

During the nine months ended September 30, 2021, the Company made principal payments of $5,420. Additionally, the Company made debt repayments in connection with the Transaction (See Note 2) and completed a refinancing under which the Company fully repaid the outstanding balances under its former debt facilities, which was accounted for as a debt extinguishment. The Company recorded a loss on extinguishment of debt, including the expense of capitalized debt fees, of $40,538, which is included in “Interest expense, net” on the unaudited condensed consolidated statements of comprehensive loss.

	September 30, 2022	December 31, 2021
Principal Outstanding	$2,534,770	$2,794,108
Deferred Debt Issuance Costs	(36,096)	(38,302)
Amortization of interest expense	16,835	2,562
Total	$2,515,509	$2,758,368
Short-term debt	10,190	10,190
Non-current debt	$2,505,319	$2,748,178

Interest expense for the three months ended September 30, 2022 and 2021 was $34,631 and $19,272 respectively. Interest expense for the nine months ended September 30, 2022 and 2021 was $89,013 and $144,291 respectively.

Amortization of deferred debt issuance costs, excluding accelerated debt fees, for the nine months ended September 30, 2022 and 2021 was $17,984 and $8,198, respectively. The Company also paid debt issuance costs of $6,261 during the nine months ended September 30, 2022, predominantly related to the USD Incremental Term Loan drawn down in connection with the SafetyPay acquisition.

Maturity requirements on debt as of September 30, 2022 by year are as follows:

Remainder 2022	2,547
2023	10,190
2024	10,190
2025	66,190
2026	10,190
2027	10,190
2028 and thereafter	2,425,273
Total	$2,534,770

Compliance with Covenants

The Company’s facilities as described above contain affirmative, restrictive and incurrence-based covenants, including, among others, financial covenants based on the Company’s leverage and Revolving Credit Facility utilization, as defined in the agreement. The financial covenants under the new facilities require the Company to test its Consolidated First Lien Debt Ratio if the principal amount of the Revolving Credit Facility, less any cash and cash equivalents, at the reporting date exceeds 40% of the total Revolving Credit Facility Commitment. If the Revolving Credit Facility utilization is greater than 40% at the reporting date, there is an additional requirement that the Consolidated First Lien Debt Ratio is not permitted to exceed 7.5 to 1.0. The Consolidated First Lien Debt Ratio is the ratio of (a) consolidated senior secured net debt of the Company and restricted subsidiaries as of the last day of such relevant period to (b) Last Twelve Months (LTM) EBITDA, as defined in the Senior Credit Facility, of the Company and the restricted subsidiaries for the relevant period. The Company was in compliance with its financial covenants at September 30, 2022.

Letters of Credit

As of September 30, 2022 and December 31, 2021, the Company had issued approximately $116,017 and $171,392 letters of credit, respectively, for use in the ordinary course of business.

8. Derivative Instruments

During the nine months ended September 30, 2022, the Company entered into a derivative financial instrument arrangement to manage its interest rate risk related to its variable rate Term Loan Facility. The Company’s derivative instrument consists of an interest rate swap, which mitigates the exposure to the variable-rate debt by effectively converting the floating-rate payments to fixed-rate payments. The interest rate swap is measured at fair value and not designated as a hedge for accounting purposes; as such, any fair value changes are recorded in “Other income, net” in the unaudited condensed consolidated statement of comprehensive loss in the respective period of the change.

As of September 30, 2022, the Company’s interest rate swap had a notional amount of $378,399 and fair value of $18,148 which was recorded as a “Derivative financial asset” in the unaudited condensed consolidated statements of financial position. The Company recognized a fair value gain for the three and nine months ended September 30, 2022 of $9,360 and $18,148, respectively, related to its interest rate contracts. The interest rate swap matures on March 31, 2026.

The Company recognized a fair value loss for the three months ended September 30, 2021 of $357, and a fair value gain for the nine months ended September 30, 2021 of $8,648, related to its interest rate contracts. The interest rate contracts related to the previous debt facilities were cancelled as of December 31, 2021. For further information regarding the fair value of the derivative instruments see discussion in Note 13.

9. Allowance for credit losses

The Company has exposure to credit losses for financial assets including customer accounts and other restricted cash, settlement receivables, accounts receivable, and financial guarantee contracts to the extent that a chargeback claim is made against the Company directly or to the Company’s merchants on card purchases.

The following table summarizes the expected credit allowance activity for customer accounts and other restricted cash; settlement receivables, net; accounts receivable, net; and financial guarantee contracts and other, for the nine months ended September 30, 2022.

	Customer accounts and other restricted cash	Accounts receivable, net	Settlement receivables, net	Financial guarantee contracts and other	Total allowance for current expected credit losses
Balance at December 31, 2021	673	8,642	4,049	6,927	20,291
Credit loss expense	(42)	17,940	3,333	3,561	24,792
Write-Offs	-	(14,505)	(3,678)	(126)	(18,309)
Other (1)	(68)	99	(351)	(77)	(397)
Balance at September 30, 2022	563	12,176	3,353	10,285	26,377

(1)
Other mainly relates to the impact of foreign exchange.

Credit loss expense for the three months ended September 30, 2022 and 2021 was $9,918 and $4,011 respectively, and for the nine months ended September 30, 2022 and 2021 was $24,792 and $13,611, respectively. The increase in credit loss expense and write offs in the current period is mainly a result of higher volumes in US Acquiring which results in higher chargebacks, as well as a specific merchant reserve in the Digital Commerce segment.

10. Contingent and deferred consideration payable

Contingent and deferred consideration payable is comprised of the following balances:

Balance at December 31, 2021	$30,815
Payments made during the period	(16,717)
Additions in the period	9,400
Loss on revaluation	7,742
Foreign Exchange	(2,744)
Balance at September 30, 2022	$28,496
Current	$18,180
Non-current	$10,316

During the nine months ended September 30, 2022:

•
The Company paid $16,717 of contingent consideration payable, primarily related to prior period business combinations. The remaining estimated amount of contingent consideration recorded for these business combinations represents the maximum amount of possible payments.
•
The Company recorded additions of $9,400, primarily related to merchant portfolio acquisitions.
•
The Company recorded a $7,742 loss on contingent consideration payable related to a previous acquisition in which the terms of the agreement were modified during the year.

The contingent and deferred consideration of $28,496 is classified as a liability on the unaudited condensed consolidated statement of financial position, of which $10,316 is non-current. This contingent and deferred consideration arose as part of the consideration of merchant buyouts, as well as prior year acquisitions, and is payable in cash subject to the future financial performance of the acquisitions.

11. Business Combinations

The Company completed the acquisition of SafetyPay on January 31, 2022 with the goal of furthering the expansion of alternative payment methods and direct bank integration in the Latin America market, as well as creating additional revenue opportunities for both of our segments. This acquisition was accounted for as a business combination and the operating results have been included in the Company’s unaudited condensed consolidated financial statements since the date of the acquisition.

The following table summarizes the purchase price and fair value of the assets and liabilities acquired on acquisition. As of the date of the issuance of these financials, the determination of the final purchase price allocation to specific assets acquired and liabilities assumed is based on provisional amounts. The estimate of the purchase price allocations may change in future periods as the fair value estimates of assets and liabilities (including, but not limited to, goodwill, and intangibles) and the valuation of the related tax assets and liabilities are finalized.

Cash consideration	$449,790
Total purchase price	$449,790
Cash and cash equivalents	25,068
Trade and other receivables (1)	1,895
Deferred tax assets	12
Property, plant and equipment	371
Intangible assets (2)	223,300
Other assets - non-current	926
Trade and other payables	(20,539)
Deferred tax liability	(65,482)
Net assets acquired	$165,551
Goodwill (3)	$284,239

(1)
Gross contractual amounts receivable are equal to their book value where appropriate.
(2)
Intangible assets are primarily comprised of customer relationships, brands, and computer software.
(3)
Goodwill was primarily attributed to the expected synergies between the acquired business and the Company, the value of the employee workforce, and new customer acquisitions that do not qualify for separate recognition at the time of acquisition. The goodwill is not deductible for income tax purposes.

The revenues and net loss of the acquired business are included in the unaudited condensed consolidated statements of comprehensive income / (loss) from the date of acquisition. The revenues and net loss of the acquired business, inclusive of interest expense on associated debt, was $8,581 and $7,178, respectively during the three months ended September 30, 2022 and $22,747 and $15,490, respectively during the nine months ended September 30, 2022.

The unaudited pro forma consolidated revenues and net income / (loss) for the Company for the three and nine months ended September 30, 2022 and 2021 were as follow, assuming this acquisition occurred on January 1, 2021. These pro forma results are presented for informational purposes only and are not indicative of future operations or results that would have been achieved had the acquisitions been completed as of January 1, 2021.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
Revenue	$365,988	362,117	1,115,203	1,137,744
Net income / (Loss) (1)	978	(148,551)	(1,822,272)	(224,239)

(1)
The pro forma net income / (loss) for three and nine months ended September 30, 2022 was adjusted to exclude acquisition cost and include additional amortization and interest expense that would have been incurred assuming the intangible assets and associated debt had been recorded as of January 1, 2021. The pro forma net loss for the three and nine months ended September 30, 2021 was adjusted to include the acquisition-related costs and additional amortization and interest expense that would have been incurred assuming the intangible assets and debt had been recorded as of January 1, 2021.

The Company incurred acquisition-related costs associated with this acquisition of $13,863, of which $0 and $9,319 were included in "Restructuring and Other Costs" in the unaudited condensed consolidated statement of comprehensive gain / (loss) during the three and nine months ended September 30, 2022, respectively. The remaining costs were incurred in the prior period.

12. Share-based Compensation

The Company operates two share-based employee compensation plans: the 2018 Pi Jersey Topco Limited Plan (2018 Plan) for which a majority of the shares vested upon completion of the Transaction (See Note 2) and the 2021 Omnibus Incentive Plan (2021 Plan) under which 126,969,054 shares were originally authorized for award. The 2021 Plan serves as the successor to the 2018 Plan. The 2021 plan became effective as of March 30, 2021 upon closing of the Transaction. Since March 2, 2021, no additional awards have been granted nor are expected to be granted in the future under the 2018 Plan. During the nine months ended September 30, 2022, all remaining nonvested shares under the 2018 Plan vested.

Share based compensation expense recognized during the three months ended September 30, 2022 and 2021 under both plans was $13,542 and $8,713. Share based compensation expense recognized during the nine months ended September 30, 2022 and 2021 under both plans was $45,248 and $92,830 (see Note 2). As of September 30, 2022 and December 31, 2021, unrecognized share -based compensation expense under both plans was $92,287 and $70,234 respectively.

Restricted stock units

Under the 2021 Plan, restricted stock units (“RSUs”) that have a service condition only, generally vest ratably over three years. Performance restricted stock units (“PRSUs”) generally vest at the end of one- to three-years. The number of PRSUs that vest is variable depending upon the probability of achievement of certain internal performance targets and may vest between 0% and 200% of the target share amount. We did not record compensation expense for certain PRSUs during the three and nine months ended September 30, 2022 as the performance criteria for such awards were not expected to be achieved and the ultimate vesting of the awards was not probable as of such date.

Certain PRSUs were granted during the nine months ended September 30, 2022 which are liability-classified share-based payment awards under ASC 718 as the value of the award is fixed and will be settled in a variable number of shares. At September 30, 2022, the share-based compensation liability associated with these awards was $5,214, which is classified as a current liability within the unaudited condensed consolidated statements of financial position based on the expected timing of the vesting of shares.

The following table summarizes restricted stock unit activity during the nine months ended September 30, 2022:

	Restricted Stock Units	Weighted average grant date fair value
Nonvested as of December 31, 2021	13,314,436	$8.25
Granted (1)	30,830,680	$3.13
Vested (2)	(5,611,297)	$5.98
Forfeited	(3,349,927)	$5.04
Performance adjustments (3)	(533,859)	$-
Nonvested as of September 30, 2022	34,650,033	$4.06

(1)
Represents RSUs and PRSUs based on performance target achievement of 100%.
(2)
Represents the number of shares vested and distributed during the period. The total grant date fair value of units vested was $33,575.
(3)
Represents the adjustment to the number of PRSUs distributed based on actual performance compared to target.

Stock options

During the three and nine months ended September 30, 2022, zero and 2,000,000 stock options, respectively, were granted under the 2021 Plan. The exercise price of each option is based on either one or two times the fair market value of the Company’s stock at the date of grant and the weighted average exercise price of options granted during the period was $4.37. The options have a contractual ten-year life and vest annually in equal increments over three years. The fair value of options is determined using a Black-Scholes model and compensation expense is recognized on a straight-line basis over the vesting period.

The intrinsic value is the amount by which the fair value of the underlying share exceeds the exercise price of the stock option. As of September 30, 2022, the share price of the Company was less than the exercise price for all outstanding stock options. Therefore, the intrinsic value for stock options outstanding and exercisable were both zero. No stock options were exercised during the nine months ended September 30, 2022

Preference Shares

We have authorized 2,000,000,000 shares in the Company that have not yet been issued, the rights and restrictions attached to which are not defined by the Company bylaws. Pursuant to the Company bylaws, preference shares may be issued by the Company from time to time, and the Company Board is authorized (without any requirement for further shareholder action) to determine the rights, preferences, powers, qualifications, limitations and restrictions attached to those shares.

13. Fair Value Measurements

The Company uses the hierarchy prescribed in ASC 820, Fair Value Measurements, for fair value measurements, based on the available inputs to the valuation and the degree to which they are observable or not observable in the market.

The three levels of the hierarchy are as follows:

•
Level 1 Inputs—Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date,
•
Level 2 Inputs—Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability if it has a specified or contractual term, and
•
Level 3 Inputs—Unobservable inputs for the asset or liability used to measure fair value allowing for inputs reflecting the Company’s assumptions about what other market participants would use in pricing the asset or liability, including assumptions about risk.

The fair value hierarchy of financial instruments measured at fair value as of September 30, 2022 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Derivative financial asset	-	18,148	$—
	$-	18,148	$—
Financial liabilities measured at fair value:
Contingent consideration payable	-	-	28,496
Warrant liabilities (2)	7,406	679	-
Liability for share-based compensation	-	-	13,836
	$7,406	$679	$42,332

The fair value hierarchy of financial instruments measured at fair value as of December 31, 2021 is provided below.

	Level 1	Level 2	Level 3
Financial assets measured at fair value:
Contingent consideration receivable (1)	$—	$—	$2,842
	$—	$—	$2,842
Financial liabilities measured at fair value:
Contingent consideration payable	-	-	29,689
Warrant liabilities (2)	32,275	3,300	-
Liability for share-based compensation	-	-	10,024
	$32,275	$3,300	$39,713

(1)
The contingent consideration receivable balance related to a receivable recorded upon the disposal of a subsidiary in the prior year. During the nine months ended September 30, 2022 , the receivable was settled for $2,621 with the remainder relating to foreign exchange.
(2)
Level 2 warrant liabilities represent the fair value of private warrants which is estimated using the price of the Company's public warrants.

There were no transfers between levels during the three and nine months ended September 30, 2022. A reconciliation of the movements in level 3 financial instruments in the period are described in Note 2 and 10.

The valuation techniques and significant unobservable inputs used in determining the fair value measurement of Level 3 financial instruments is set out in the table below. Other than this input, a reasonably possible change in one or more of the unobservable inputs listed below would not materially change the fair value of financial instruments listed below.

Financial instrument	Valuation technique used	Significant unobservable inputs
Contingent consideration payable	Discounted cashflow	Discount rate of 7.1%
Liability for share-based compensation	Market and income approach	Discount rate of 16.5%

The Company considers that the carrying value of cash and cash equivalents, customer accounts and other restricted cash, accounts receivable, settlement receivables, accounts payable and accrued expenses, and liabilities to customers and merchants approximate fair value given the short-term nature of these items. At September 30, 2022, the fair value of debt, inclusive of outstanding balances on our revolving credit facility and line of credit, was $2,112,829 based on observable trading data related to the Company’s debt securities (Level 2 measurement).

14. Commitments, Contingencies and Guarantees

Litigation provision

Through the normal course of the Company’s business, the Company is subject to a number of litigation proceedings both brought against and brought by the Company. The Company maintains liabilities for losses from legal actions that are recorded when they are determined to be both probable in their occurrence and can be reasonably estimated. On this basis, we have recognized a provision of $10,300 as of September 30, 2022 and $8,550 as of December 31, 2021, related to certain litigation proceedings. This amount is presented within “Accounts payable and other liabilities” in the Company’s unaudited condensed consolidated statements of financial position.

On December 10, 2021, a class action complaint, Lisa Wiley v Paysafe Limited was filed, naming among others the Company, our former Chief Executive Officer, and our former Chief Financial Officer, as defendants. The complaint asserts claims, purportedly brought on behalf of a class of shareholders, under Sections 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder, and alleges that the Company and individual defendants made false and misleading statements to the market. In addition, the complaint asserts claims against the individual defendants, under Sections 20(a) of the Exchange Act, alleging that the individual defendants misled the public. On January 21, 2022, a related complaint was brought in the Southern District of New York, which named an additional defendant. In May 2022, the securities cases were consolidated.

The complaints seek unspecified damages and an award of costs and expenses, including reasonable attorneys’ fees, on behalf of a purported class of purchasers of our ordinary shares between December 7, 2020, and November 10, 2021. The Company intends to vigorously defend against the foregoing complaints. At this time, the Company is unable to estimate the potential loss or range of loss, if any, associated with these lawsuits, which could be material.

In November 2020, we discovered that we were the target of a potential cyber security incident that involved an outside actor attempting to exploit a potential vulnerability residing in a web application used by part of our U.S. business. As a result of our investigation, we identified evidence of suspicious activity in the web application that potentially impacted approximately 100,000 merchants and agents. As of September 30, 2022, we believe we have identified and addressed any potentially impacted merchant or agent.

The Company vigorously defends its position on all open cases. While the Company considers a material outflow for any one individual case, unlikely, it is noted that there is uncertainty over the final timing and amount of any potential settlements. Management believes the disposition of all claims currently pending, including potential losses from claims that may exceed the liabilities recorded, and claims for loss contingencies that are considered reasonably possible to occur, will not have a material effect, either individually or in the aggregate, on the Company's unaudited condensed consolidated financial condition, results of operations or liquidity.

Financial guarantee contracts

Through services offered in our US Acquiring segment, the Company is exposed to potential losses from merchant-related chargebacks. A chargeback occurs when a dispute between a cardholder and a merchant, including a claim for non-delivery of the product or service by the merchant, is not resolved in favor of the merchant and the transaction is charged back to the merchant resulting in a refund of the purchase price to the cardholder. If the Company is unable to collect this chargeback amount from the merchant due to closure, bankruptcy or other reasons, the Company bears the loss for the refund paid to the cardholder. The risk of chargebacks is typically greater for those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment. The Company has recorded an allowance for current expected credit losses on financial guarantees as of September 30, 2022 and September 30, 2021 (See Note 9).

Contingencies

Following an internal review of the disclosures in our terms and conditions of foreign exchange rates in our Digital Commerce business for the period January 2018 to August 2022, and pursuant to discussions with our regulator that were initiated by us and concluded in September 2022, we agreed to provide payments to certain customers. As a result, we have recorded a provision of $0 and $33,603 related to this matter in "Restructuring and other" within the unaudited comprehensive statement of income for the three and nine months ended September 30, 2022. The Company does not expect any additional liability or impact to our ongoing operating results in relation to this matter.

15. Other income, net

A summary of Other income, net is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Gain on foreign exchange	$20,680	$5,573	$57,304	$8,755
Gain / (loss) on contingent consideration	147	(347)	(7,742)	11,115
Fair value gain on derivative instruments (1)	9,360	(357)	18,148	8,648
Fair value gain on warrant liabilities (2)	6,435	94,327	27,489	158,469
Interest expense, net, on related party balances	—	—	—	(121)
Gain on loan note repurchase (3)	6,760	—	9,752	—
Other (4)	(5,152)	(2,706)	(7,088)	(11,293)
Other income, net	$38,230	$96,490	$97,863	$175,573

(1)
During the nine months ended September 30, 2022, the Company entered into a new derivate financial instrument arrangement to mitigate interest risk on its variable-rate debt. The fair value gain on derivative instruments in the prior period related to derivative financial instruments associated with the Company's former credit facilities which were cancelled as of December 31, 2021 (See Note 8).
(2)
This fair value gain relates to the remeasurement of the warrant liabilities from the closing date of the prior year Transaction to the balance sheet date (See Note 2).
(3)
Relates to gain on repurchases of the Company's debt (See Note 7).
(4)
Other mainly relates to the loss on related party receivables (See Note 17) and certain banking fees.

16. Operating segments

Operating segments are defined as components of an enterprise that engage in business activities and for which discrete financial information is available that is evaluated on a regular basis by the Chief Operating Decision Maker (“CODM”) to make decisions about how to allocate resources and assess performance. As discussed in Note 1, in the fourth quarter of 2021, we revised our reportable segments as a result of a change in our CODM and how our CODM regularly reviews financial information to allocate resources and assess performance.

As of September 30, 2022, our CODM was defined as our Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”), Chief Operating Officer (“COO”), Chief Information Officer (“CIO”), and Chief Human Resource Officer (“CHRO”). Our operating segments, which align with our reportable segments, are: US Acquiring, which focuses on card not present and card present solutions for small to medium size business merchants; Digital Commerce, which provides wallet based online payment solutions through our Skrill and NETELLER brands; and also enables consumers to use cash to facilitate online purchases through paysafecard prepaid vouchers under the Paysafecard and Paysafecash brands. These two operating segments, which are also reportable segments, as they have not been aggregated, are based on how the Company is organized, reflecting the difference in nature of the products and services they each sell. Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment. Shared costs are allocated to each segment and Corporate primarily based on applicable drivers including headcount, revenue and Adjusted EBITDA. The prior year segment information has been recast to reflect this change.

The CODM evaluates performance and allocate resources based on Adjusted EBITDA of each operating segment. Adjusted EBITDA of each operating segment includes the revenues of the segment less ordinary operating expenses that are directly related to those revenues and an allocation of shared costs. Corporate overhead costs and Corporate’s allocation of shared costs are included in Corporate in the following table. Corporate overhead costs are costs consumed in the execution of corporate activities that are not directly factored into the production of any service provided by the Company’s segments.

The CODM does not receive segment asset data to evaluate performance or allocate resources and therefore such information is not presented.

The information below summarizes revenue and Adjusted EBITDA by segment for the three months ended September 30, 2022:

	US Acquiring	Digital Commerce	Corporate (1)	Total
Revenue	$185,407	$180,581	$—	$365,988
Adjusted EBITDA	$50,307	$63,466	$(18,303)	$95,470

The information below summarizes revenue and Adjusted EBITDA by segment for the three months ended September 30, 2021:

	US Acquiring	Digital Commerce	Corporate (1)	Total
Revenue	$164,946	$188,639	$—	$353,585
Adjusted EBITDA	$40,734	$79,975	$(14,304)	$106,405

The information below summarizes revenue and Adjusted EBITDA by segment for the nine months ended September 30, 2022:

	US Acquiring	Digital Commerce	Corporate (1)	Total
Revenue	$541,701	$570,868	$—	$1,112,569
Adjusted EBITDA	$150,585	$210,983	$(59,178)	$302,390

The information below summarizes revenue and Adjusted EBITDA by segment for the nine months ended September 30, 2021:

	US Acquiring	Digital Commerce	Corporate (1)	Total
Revenue	$482,929	$632,423	$—	$1,115,352
Adjusted EBITDA	$120,651	$266,553	$(48,765)	$338,439

(1)
Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

A reconciliation of total segments Adjusted EBITDA to the Company’s (loss) / income before taxes is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
Segments Adjusted EBITDA	$113,773	$120,709	$361,568	$387,204
Corporate costs	(18,303)	(14,304)	(59,178)	(48,765)
Depreciation and amortization	(66,088)	(61,832)	(199,096)	(197,408)
Share-based compensation	(13,542)	(8,713)	(45,248)	(92,830)
Restructuring and other costs	(6,443)	(14,833)	(60,636)	(22,321)
Impairment expense on goodwill and intangible assets	(4,036)	(322,210)	(1,886,223)	(324,145)
Other income, net	38,230	96,490	97,863	175,573
(Gain) / loss on disposal of subsidiary and other assets, net	(699)	—	(1,359)	28
Interest expense, net	(34,631)	(19,272)	(89,013)	(144,291)
Income / (loss) before taxes	$8,261	$(223,965)	$(1,881,322)	$(266,955)

The disaggregated revenue by business line, which aligns with our reporting units, is as follows:

	For the three months ended September 30,		For the nine months ended September 30,
	2022	2021	2022	2021
US Acquiring	$185,407	$164,946	$541,701	$482,929
eCash (1)	93,918	90,174	290,747	306,967
Digital Wallet (1)	75,173	83,663	236,178	275,856
Integrated & Ecommerce Solutions (IES) (1)	18,326	21,956	67,147	72,105
Intracompany (1)	(6,836)	(7,154)	(23,204)	(22,505)
Revenue	365,988	353,585	1,112,569	1,115,352

(1)
These business lines are part of the Digital Commerce segment.

17. Related party transactions

The Company has provided and purchased services to and from various affiliates of certain directors or entities under common control. The dollar amounts related to these related party activities are not significant to our unaudited condensed consolidated financial statements. Intercompany balances and transactions between the Company and its subsidiaries, which are related parties, have been eliminated on consolidation and are not disclosed in this note.

Balances and transactions with related parties

The Company has entered the following transactions with related parties.

Transactions with Topco

The amounts owed from Topco arose from the disposal of PMSL, a previous subsidiary of Paysafe Group Limited. Before the Transaction, the contingent consideration payments from the disposal of PMSL were made by the buyer to Topco and Topco was obligated to transfer the consideration received to Legacy Paysafe, resulting in a receivable from Topco. In connection with the Transaction, Legacy Paysafe transferred the contingent consideration receivable to PGHL and as a result, Topco’s obligation is now with PGHL.

The remaining receivable related to payments made by the buyer to Topco that had not been transferred to the Company. During the nine months ended September 30, 2022, the Company waived the right to the receivable, resulting in a loss which was recognized in "Other income, net". As of September 30, 2022 and December 31, 2021, the receivable balance was $0 and $4,408, respectively.

Transactions with PGHL

In connection with the Transaction, the Company fully settled a shareholder term loan agreement with PGHL. As part of the settlement, contingent consideration receivable was transferred to PGHL and an amount of $26,000 was settled through additional contributions from PGHL into Skrill USA, which were funded by Legacy Paysafe and is presented as “Contributions from non-controlling interest holders” in the unaudited condensed consolidated statement of shareholders’ equity for the nine months ended September 30, 2021.

The remaining loan balance was released by PGHL as consideration for the issuance of ordinary shares by Legacy Paysafe, which is presented as “Capital injection in Legacy Paysafe” in the unaudited condensed consolidated statement of shareholders’ equity for the nine months ended September 30, 2021.

The Company had a receivable from PGHL which was interest free and repayable on demand. During the nine months ended September 30, 2022, the company waived the right to the receivable, resulting in a loss which was recognized in "Other income, net." As of September 30, 2022 and December 31, 2021 this receivable balance was $0 and $2,069, respectively.

The amounts outstanding in prior periods are unsecured and no guarantees have been given or received. No allowances have been made for credit losses on debts in respect of the amounts owed by related parties. Interest expense, net, on related party transactions was $0 and $121 for the nine months ended September 30, 2022 and 2021. These balances are reported within “Other Income, net”. Refer to Note 2 for related party transaction related to the Warrant liabilities.

18. Subsequent events

Subsequent to September 30, 2022, the Company purchased merchant portfolios of $16,202 and continues to repurchase loan notes.

On November 10, 2022, the Company announced that it intends to hold a special meeting of shareholders on December 8, 2022, to seek approval for a 1-for-12 reverse stock split of the Company’s common shares and a corresponding decrease in the total number of authorized shares. If approved by shareholders, the reverse split is expected to be completed prior to year-end.

PAYSAFE’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Paysafe Unaudited Condensed Consolidated Financial Statements included elsewhere in this Form 6-K.

In addition to historical information, the following discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause such differences are discussed in “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” included in our report filed on Form 20-F on March 28, 2022 (the “2021 Annual Report”).

Any reference to “we,” “us,” “Paysafe,” the “Company,” “management” and “our” as used herein refer to Pi Jersey Holdco 1.5 Limited and its subsidiaries prior to the consummation of the Transaction and Paysafe Limited subsequent to the consummation of the Transaction. Amounts preceded with a dollar sign are denominated in U.S. dollars in thousands, unless otherwise noted.

Our Company

Paysafe is a leading, global pioneer in digital commerce with over $32 billion and $97 billion in volume processed during the three and nine months ended September 30, 2022, and $31 billion and $91 billion processed during three and nine months ended September 30, 2021. Paysafe generated $365,988 and $353,585 in revenue for the three months ended September 30, 2022 and 2021, and $1,112,569 and $1,115,352 in revenue for the nine months ended September 30, 2022 and 2021, respectively. Our specialized, integrated payments platform offers the full spectrum of payment solutions ranging from credit and debit card processing to digital wallet, eCash and real-time banking solutions. The combination of this breadth of solutions, our sophisticated risk management and our deep regulatory expertise and deep industry knowledge across specialized verticals enables us to empower millions of active users in more than 120 countries to conduct secure and friction-less commerce across online, mobile, in-app and in-store channels. We also provide digital commerce solutions for specialized industry verticals, including iGaming (which encompasses a broad selection of online betting related to sports, e-sports, fantasy sports, poker and other casino games), gaming, digital goods, cryptocurrencies, travel and financial services, as well as US Acquiring solutions for SMBs and direct marketing clients.

We go to market, serve and support our clients through an omni-channel model that leverages our global reach and our B2B and B2C relationships. This enables us to manage and serve our clients through our network of offices around the world with strong knowledge of local and regional markets, customs and regulatory environments. We sell our solutions through a combination of direct and indirect sales strategies. We have a direct sales force who builds and develops relationships with larger merchants and help them configure or develop digital and point-of-sale commerce solutions from our suite technology services. We sell our solutions online to smaller merchants using targeted marketing campaigns designed to address specific use cases across verticals, geographies and user profiles. We also leverage a network of partners, such as independent software vendors ("ISVs") and independent sales organizations (“ISOs”), who integrate our solutions into their own services or resell our solutions by utilizing their own sales initiatives.

We operate across two business segments, which provide our digital commerce solutions to different end markets: our US Acquiring Segment and our Digital Commerce Segment. In the fourth quarter of 2021, we revised our reportable segments. The prior-year information has been restated to reflect this change. Refer to Note 1, Basis of Presentation and Summary of Significant Accounting Policies, within the financial statements elsewhere in this Report for further information.

US Acquiring: US Acquiring is marketed under the Paysafe and Petroleum Card Services brands. These solutions include a full range of PCI-compliant payment acceptance and transaction processing solutions for merchants and integrated service providers including merchant acquiring, transaction processing, gateway solutions, fraud and risk management tools, data and analytics, point of sale systems and merchant financing solutions, as well as comprehensive support services that we provide to our independent distribution partners.

Digital Commerce: Our Digital Commerce is marketed under multiple brand names including the NETELLER, Skrill, Paysafecard, Paysafecash, as well as a proprietary pay-by-bank solution marketed in Europe under the Rapid Transfer brand. Skrill and NETELLER remove friction from complex commerce situations and dramatically simplify the complexity of traditional payment mechanisms, such as card-based payments, enabling our active users to send, spend, store and accept funds online more easily. The Paysafecard and Paysafecash brands provide consumers with a safe and easy way to purchase goods and services online without the need for a bank account or credit card and allow merchants to expand their target market to include consumers who prefer to pay with cash.

Trends and Factors Affecting Our Future Performance

Significant trends and factors that we believe may affect our future performance include the items noted below. For a further discussion of trends, uncertainties and other factors that could affect our operating results see the section entitled “Information on the Company – Business Overview” and “Risk Factors” included in our 2021 Annual Report.

Global and regional economic conditions

Our operations and performance depend significantly on global and regional economic conditions. Uncertainty about global and regional economic events and conditions may impact our ability to conduct business in certain areas and may result in consumers and businesses postponing or lowering spending. This includes the impact of acts of war and terrorism, such as the military hostilities commenced in Ukraine during the first quarter of 2022. Operations within Russia and Ukraine represented approximately 1% of our revenues in the prior year and were predominantly within the Digital Commerce segment. For the nine months ended September 30, 2022, we have experienced a decline in revenues from there impact of war-regions on the Digital Commerce segment.

Foreign currency impact

Our revenues and expenses are subject to changes in foreign currencies against the U.S. dollar which can impact our results of operations. It is difficult to predict the fluctuations of foreign currency exchange rates and how those fluctuations will impact our unaudited condensed consolidated statements of comprehensive gain / (loss) in the future. As a result of the relative size of our international operations, these fluctuations may be material. During the three and nine months ended September 30, 2022, our Digital Commerce segment was impacted by unfavorable foreign exchange. On a net basis, foreign exchange gains on external debt offset operational foreign exchange losses.

Fair value gain / (loss) on warrant liabilities

The Company’s warrants represent the right to purchase one share of the Company’s common shares at a price of $11.50 per share. The warrants were initially recorded as a liability at fair value on the closing date of the Transaction (March 30, 2021) based on the public warrants listed trading price (NYSE: PSFE.WS) and are subsequently remeasured at the balance sheet date with the changes in fair value recognized within “Other income, net” within the unaudited condensed consolidated statement of comprehensive income / (loss). It is difficult to predict the fluctuations in public share price and how those fluctuations will impact our unaudited condensed consolidated statement of comprehensive income / (loss) in the future. As a result of the number of warrants held, subsequent changes in fair value may result in a material gain or loss that is recognized in the unaudited condensed consolidated statement of comprehensive income / (loss).

Public company costs

As a result of the Transaction, we have continued to incur additional costs associated with operating as a public company. These costs include additional personnel, legal, consulting, regulatory, insurance, accounting, investor relations and other expenses that we did not incur as a private company. While at the time of this filing we qualify as a foreign private issuer under the Exchange Act, this status is subject to change pending our ability to qualify in the future which could result in additional costs. The Sarbanes-Oxley Act, as well as rules adopted by the SEC and national securities exchanges, requires public companies to implement specified corporate governance practices that have not been applicable to us previously. More specifically, our second annual report will include an attestation report of our registered public accounting firm, due to a transition period established by rules of the SEC for newly public companies. These additional rules and regulations will increase our legal, regulatory and financial compliance costs and will make some activities more time-consuming and costly.

Impact of COVID-19

The COVID-19 pandemic has disrupted the economy and put unprecedented strains on governments, health care systems, businesses and individuals around the world. The impact and duration of the COVID-19 pandemic continues to be difficult to assess or predict. The pandemic has caused, and could result in further, significant disruption of global financial markets and economic uncertainty. The pandemic has resulted in authorities implementing numerous measures to try to contain the COVID-19 pandemic, such as travel bans and restrictions, quarantines, shelter in place or total lock-down orders, and business limitations and shutdowns. Such measures have significantly contributed to negatively impacted consumer and business spending.

While the current macroeconomic environment as a result of the COVID-19 outbreak has adversely impacted general consumer and merchant spending with a more pronounced impact on travel and events verticals, the spread of COVID-19 has also accelerated the shift from in-store shopping and traditional in-store payment methods (e.g., credit cards, debit cards, cash) towards e-commerce and digital payments and resulted in increased customer demand for safer payment and delivery solutions (e.g. contactless payment methods, buy online and pick up in store) and a significant increase in online spending in certain verticals that have historically had a strong in-store presence.

The extent and continued impact of the COVID-19 pandemic on our business will depend on certain developments, including: the duration and spread of the outbreak; government responses to the pandemic; the impact on our customers and our sales cycles; the impact on customer, industry or employee events; and the effect on our partners, merchants and their customers, third-party service providers, customers and supply chains, all of which are uncertain and cannot be predicted.

As a result of the COVID-19 pandemic, we experienced slowed growth or decline in new demand for our products and services and lower demand from our existing merchants, which contributed, in part, to intangible impairments and an increase in expected credit losses in the prior year. The Company continues to revise and update the carrying values of its assets or liabilities based on estimates, judgments and circumstances of which it is aware. While the COVID-19 pandemic continues to have ongoing global effects, for the three and nine months ended September 30, 2022, there have been no material impacts on our estimates, but facts and circumstances could change and impact our estimates and affect our results of operations in future periods.

Recent Company Initiatives and Events

Recent events

On November 10, 2022, the Company announced that it intends to rename and realign its two reportable segments as follows:

•
Merchant Solutions (renamed from US Acquiring) will continue to include the Company's US Acquiring business and will also include the integrated & eCommerce (IES) business.
•
Digital Wallets (renamed from Digital Commerce) will continue to include the Company's digital wallets and eCash businesses.

On November 10, 2022, the Company announced that it intends to hold a special meeting of shareholders on December 8, 2022, to seek approval for a 1-for-12 reverse stock split of the Company’s common shares and a corresponding decrease in the total number of authorized shares. If approved by shareholders, the reverse split is expected to be completed prior to year-end.

On August 30, 2022, the Company announced that Alex Gersh was appointed as CFO. He joined the Company on October 3, 2022, succeeding Ismail Dawood, who is stepping down as CFO.

On April 7, 2022, the Company announced that Bruce Lowthers was appointed as CEO and a Director on the Paysafe Board of Directors. He joined the Company on May 1, 2022, succeeding Philip McHugh, who stepped down as CEO and as a member of the Board.

Recent acquisitions

The Company has recently completed the following acquisitions. These acquisitions were accounted for as business combinations and the operating results have been included in the Company’s unaudited condensed consolidated financial statements since the date of the acquisition. These acquisition were not considered material business combination individually, but were considered material in the aggregate.

•
In January 2022, the Company completed the acquisition of SaftPay Inc. (“SafetyPay”) with the goal of furthering the expansion of alternative payment methods and direct bank integration in the Latin America market, as well as creating additional revenue opportunities for both of our segments.
•
In November 2021, the Company completed the acquisition of viaFintech with the goal of furthering the expansion of alternative payment methods in the German market, as well as creating additional revenue opportunities for the Digital Commerce segment. The consideration transferred included cash and additional contingent consideration to be paid in future periods based on the achievement of earnings targets.

Refer to Note 11, Business Combinations, within the financial statements elsewhere in this Report for further information.

Key Performance Indicators

We regularly monitor the following key performance indicators to evaluate our business and trends, measure our performance, prepare financial projections and make strategic decisions. We believe that these key performance indicators are useful in understanding the underlying trends in the Company’s businesses.

There are limitations inherent in key performance indicators. Investors should consider any key performance indicator together with the presentation of our results of operations and financial condition under GAAP, rather than as an alternative to GAAP financial measures. These measures may not be comparable to other performance measures used by the Company’s competitors.

Volume and Take Rate

Gross dollar volume is calculated as the dollar value of payment transactions processed by the Company. To reflect the distinct nature of our products across each segment, this includes, but is not limited to, the following:

•
For US Acquiring: Credit card and debit card transactions
•
For Digital Commerce: Deposits, withdrawals, transfers to merchants from consumers, transfers from merchants to consumers, wallet-to-wallet transfers, pre-paid Mastercard, and vouchers redeemed at merchants transactions

Volume (also known as gross dollar volume) is a meaningful indicator of our business and financial performance, as we typically generate revenue across our solutions based on per transaction fees that are calculated as a percentage of transaction dollar volume. In addition, volume provides a measure of the level of payment traffic we are handling for our consumers and merchants. Many marketing initiatives are focused on driving more volume, either through encouraging greater adoption of our payment products or increasing activity through existing merchants or consumers.

Take rate is calculated as operating segment revenue divided by gross dollar volume. Take-rate is a meaningful indicator of our business and financial performance as it describes the percentage of revenue collected by Paysafe on the volume of transactions processed. This is used by management as an indication of pricing or product mix trends over time rather than absolute pricing within each segment, due to the mix of product types and pricing agreements that will be in place with specific merchants. It will also factor in revenue from fees that are not directly linked to volume-based transactions, such as inactivity fees charged on dormant accounts.

The following table sets forth our gross dollar volume and take rate for the three months ended September 30, 2022 and 2021:

	For the three months ended September 30, 2022
(U.S. dollars in millions)	US Acquiring	Digital Commerce	Total
Gross dollar volume (1)	$21,788	$10,707	$32,495
Take Rate	0.9%	1.7%	1.1%

	For the three months ended September 30, 2021
(U.S. dollars in millions)	US Acquiring	Digital Commerce	Total
Gross dollar volume (1)	$20,686	$10,374	$31,060
Take Rate	0.8%	1.8%	1.1%

	Increase / (Decrease)
(U.S. dollars in millions)	US Acquiring	Digital Commerce	Total
Gross dollar volume (1)	$1,102	$333	$1,435
Take Rate	0.1%	(0.1)%	0.0%

The following table sets forth our gross dollar volume and take rate for the nine months ended September 30, 2022 and 2021:

	For the nine months ended September 30, 2022
(U.S. dollars in millions)	US Acquiring	Digital Commerce	Total
Gross dollar volume (1)	$63,753	$33,272	$97,025
Take Rate	0.8%	1.7%	1.1%

	For the nine months ended September 30, 2021
(U.S. dollars in millions)	US Acquiring	Digital Commerce	Total
Gross dollar volume (1)	$57,590	$33,274	$90,864
Take Rate	0.8%	1.9%	1.2%

	Increase / (Decrease)
(U.S. dollars in millions)	US Acquiring	Digital Commerce	Total
Gross dollar volume (1)	$6,163	$(2)	$6,161
Take Rate	0.0%	(0.2)%	(0.1)%

(1)
During 2021, we revised our methodology for calculating volumes. Prior periods have been adjusted to reflect this revised methodology for comparative purposes. In addition, volumes for the three and nine months ended September 30, 2022 exclude embedded finance related volumes of $10.4 billion and $ 28.3 billion, respectively.

Non-GAAP Financial Measure

We report our financial results in accordance with GAAP, which includes the standards, conventions, and rules in recording and summarizing transactions and in the preparation of financial statements. In addition to reporting financial results in accordance with GAAP, we have provided Adjusted EBITDA as a non-GAAP financial measure.

We include a non-GAAP measure in this Form 6-K because it is a basis upon which our management assess our performance and we believe it reflects the underlying trends and an indicator of our business. Although we believe the non-GAAP measure is useful for investors for the same reasons, the measure is not a substitute for GAAP financial measures or disclosures.

Our non-GAAP measure may not be comparable to other similarly titled measures used by other companies and has limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the operating results as reported under GAAP.

An explanation of the relevance of the non-GAAP measure, a reconciliation of the non-GAAP measure to the most directly comparable measure calculated and presented in accordance with GAAP is set out below. The non-GAAP measure has limitations in that it does not reflect all of the amounts associated with our results of operations as determined in accordance with GAAP. We do not regard the non-GAAP measure as a substitute for, or superior to, the equivalent measure calculated and presented in accordance with GAAP or the one calculated using a financial measure that is calculated in accordance with GAAP.

Adjusted EBITDA

Adjusted EBITDA is defined as net income/(loss) before the impact of income tax (benefit)/expense, interest expense, net, depreciation and amortization, share based compensation, impairment expense on goodwill and intangible assets, restructuring and other costs, loss/(gain) on disposal of subsidiaries and other assets, net, and other (expense)/income, net. These adjustments include certain costs and transaction items that are not reflective of the underlying operating performance of the Company. Management believes these adjustments improve the comparability of operating results across reporting periods.

We use Adjusted EBITDA as our measure of segment profitability to assess the performance of our businesses. Additionally, we believe it is important to consider our profitability on a basis that is consistent with that of our operating segments. Adjusted EBITDA reported for our segments is not, however, considered a non-GAAP measure as it is presented in conformity with Accounting Standards Codification 280, Segment Reporting, and is excluded from the definition of a non-GAAP measure under the Securities and Exchange Commission’s Regulation G and Item 10(e) of Regulation S-K. We believe that Adjusted EBITDA should be made available to securities analysts, investors and other interested parties to assist in their assessment of the performance of our businesses.

Despite the importance of this measure in analyzing our business, measuring and determining incentive compensation and evaluating our operating performance, as well as the use of Adjusted EBITDA by securities analysts, lenders and others in their evaluation of companies, Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for net income (loss) or other methods of analyzing our results as reported under GAAP. We do not use or present Adjusted EBITDA as a measure of liquidity or cash flow.

Some of the limitations of Adjusted EBITDA are:

•
It does not reflect our cash expenditures or future requirements for capital expenditures or contractual commitments;
•
It does not reflect changes in, or cash requirements for, our working capital needs;
•
It does not reflect the interest expense or the cash requirements to service interest or principal payments on debt;
•
It does not reflect income tax payments we are required to make;
•
Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized often will have to be replaced in the future and Adjusted EBITDA does not reflect any cash requirements for such replacements; and
•
Other companies in our industry may calculate Adjusted EBITDA differently, limiting its usefulness as a comparative measure.

Results of Operations

Three months ended September 30, 2022 compared to three months ended September 30, 2021

The following table sets forth our results of operations for the three months ended September 30, 2022 and 2021:

	For the three months ended September 30,		Variance (1)
(U.S. dollars in thousands)	2022	2021	$	%
Revenue	$365,988	$353,585	12,403	3.5%
Cost of services (excluding depreciation and amortization)	151,810	144,852	6,958	4.8%
Selling, general and administrative	132,250	111,041	21,209	19.1%
Depreciation and amortization	66,088	61,832	4,256	6.9%
Impairment expense on goodwill and intangible assets	4,036	322,210	(318,174)	(98.7)%
Restructuring and other costs	6,443	14,833	(8,390)	(56.6)%
Loss / (gain) on disposal of subsidiaries and other assets, net	699	-	699	n/m
Operating income / (loss)	4,662	(301,183)	305,845	(101.5)%
Other income, net	38,230	96,490	(58,260)	(60.4)%
Interest expense, net	(34,631)	(19,272)	(15,359)	79.7%
Income / (loss) before taxes	8,261	(223,965)	232,226	(103.7)%
Income tax expense / (benefit)	7,283	(76,859)	84,142	(109.5)%
Net income / (loss)	$978	$(147,106)	148,084	(100.7)%
Less: net income attributable to non controlling interest	—	94	(94)	(100.0)%
Net income / (loss) attributable to the Company	$978	$(147,200)	$148,178	(100.7)%

(1)
n/m - not a meaningful percentage

Revenue

Revenue increased $12,403, or 3.5%, to $365,988 for the three months ended September 30, 2022 from $ 353,585 for the three months ended September 30, 2021. The increase is largely attributable to an increase of $20,461, or 12.4%, in our US Acquiring segment mainly due to higher volumes. This is offset by a decrease of $8,058, or 4.3%, our Digital Commerce segment due to the unfavorable impact of foreign exchange rates, as well as resulting from impact of war-regions, regulatory changes in Europe, and lower promotional activity, partly offset by recent acquisition activity within Digital Commerce.

For further detail on our segments, see “Analysis by Segments” below.

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) increased $6,958, or 4.8%, to $151,810 for the three months ended September 30, 2022 from $144,852 for the three months ended September 30, 2021. The increase is largely attributable to an increase of $12,371, or 14.7%, in our US Acquiring segment due to higher volumes. This is offset by a decrease of $5,414, or 8.9% in our Digital Commerce segment due to the reduction in revenue noted above as well as a change in channel and customer mix.

Selling, general and administrative

Selling, general and administrative expenses increased $21,209, or 19.1%, to $132,250 for the three months ended September 30, 2022 from $111,041 for the three months ended September 30, 2021. This movement is primarily driven by an increase in credit losses due to higher volumes in US Acquiring, increased share-based compensation expense of $4,829, higher Value Added Tax ("VAT") expense resulting from historic refunds and release of provisions in the three months ended September 30, 2021 and higher technology costs in the three months ended September 30, 2022.

Depreciation and amortization

Depreciation and amortization increased $4,256, or 6.9%, to $66,088 for the three months ended September 30, 2022 from $61,832 for the three months ended September 30, 2021. This increase was driven by acquisitions in the period, partially offset by the impact of assets becoming fully depreciated and amortized during 2021 as well as the impact of the impairment on intangible assets recognized during the third quarter of the prior year.

Impairment expense on intangible assets and goodwill

Impairment expense on intangible assets and goodwill decreased by $318,174, to $4,036 for the three months ended September 30, 2022 from $322,210 for the three months ended September 30, 2021. For the three months ended September 30, 2021, the impairment expense related to the Digital Commerce segment resulting from decreased revenue associated with certain legacy merchant relationships and also reduced future forecasted cash flows associated with these merchants due to changes in expected merchant mix resulting from new strategic initiatives within the segment. The impairment expense for the three months ended September 30, 2022 was related to software development costs in the Digital Commerce segment.

Restructuring and other costs

Restructuring and other costs decreased $8,390, or 56.6%, to $6,443 for the three months ended September 30, 2022 from $14,833 for the three months ended September 30, 2021. This movement was primarily driven by a decrease in other costs for acquisition, disposal and integration costs of $10,293 in the current quarter. This was partially offset by an increase in restructuring costs of $2,293, in the three months ended September 30, 2022.

Other income, net

Other income, net decreased $58,260, or 60.4%, to $38,230 for the three months ended September 30, 2022 from $96,490 for the three months ended September 30, 2021. The decrease in other income, net was primarily driven by a decrease in fair value gain on the Company’s warrant liabilities to $6,435 from $94,327, partially offset by an increase in gain on foreign exchange from $5,573 to $20,680 due to foreign denominated debt.

Interest expense, net

Interest expense, net increased by $15,359, or 79.7%, to $34,631 for the three months ended September 30, 2022 from $19,272 for the three months ended September 30, 2021. The increase in interest expense, net was mainly a result of variable interest rate increases as well as additional drawn downs of debt that occurred subsequent to September 30, 2021 resulting in higher interest expense for three months ended September 30, 2022.

Income tax (benefit) / expense

The income tax expense was $7,283 for the three months ended September 30, 2022 compared to an income tax benefit of $76,859 for the three months ended September 30, 2021. This resulted in an effective tax rate of 88.2% for the three months ended September 30, 2022 and 34.3% for the three months ended September 30, 2021. The U.K. statutory tax rate will increase from 19% to 25% effective April 1, 2023. The change in the effective tax rate for the three months ended September 30, 2022 compared to three months ended September 30, 2021 is primarily on account of changes to our valuation allowance related to our recoverability of deferred tax assets on restricted interest carry-forwards and residual tax on foreign earnings.

Net income / (loss)

Net income was $978 for the three months ended September 30, 2022 compared to a net loss of $147,106 for the three months ended September 30, 2021. The increase to net income was largely driven by the intangible impairment expense recognized in the prior year, partially offset by a decrease in income tax benefit and other income, net as described above.

Non-GAAP financial measure

Adjusted EBITDA

Adjusted EBITDA for the Company decreased $10,935, or 10.3%, to $95,470 for the three months ended September 30, 2022 from $106,405 for the three months ended September 30, 2021. This decrease was driven by the unfavorable impact of foreign exchange rates, as well as higher credit losses resulting from increased volumes, higher VAT expense resulting from historic refunds and release of provisions in the three months ended September 30, 2021 and higher technology costs in the three months ended September 30, 2022.

A reconciliation of Net income / (loss) to Adjusted EBITDA is as follows for the three months ended September 30, 2022 and 2021:

	For the three months ended September 30,
(U.S. dollars in thousands)	2022	2021
Net income / (loss)	$978	$(147,106)
Income tax expense / (benefit)	7,283	(76,859)
Interest expense, net	34,631	19,272
Depreciation and amortization	66,088	61,832
Share-based compensation	13,542	8,713
Impairment expense on goodwill and intangible assets	4,036	322,210
Restructuring and other costs (1)	6,443	14,833
Loss / (gain) on disposal of subsidiaries and other assets, net	699	—
Other income, net (2)	(38,230)	(96,490)
Adjusted EBITDA	$95,470	$106,405

(1)
As noted above, restructuring and other costs include acquisition costs related to the Company's merger, acquisition and disposal activity and restructuring costs. This includes certain office closure costs and resulting severance payments to employees. For the three months ended September 30, 2022, restructuring costs were $5,530, and other costs were $913 which primarily consisted of acquisition, integration and disposal costs. For the three months ended September 30, 2021, restructuring costs amounted to $3,237 and other costs amounted to $11,596 primarily consisted of acquisition costs.
(2)
As noted above, other income, net, consists primarily of foreign exchange gains and losses, fair value movement in contingent consideration, fair value movement in derivative instruments, fair value movement in warrant liabilities and gain on repurchase of Secured Notes. For the three months ended September 30, 2022, other income, net includes gain on foreign exchange of $20,680, fair value gain on contingent consideration of $147, fair value gain on derivative instruments of $9,360, fair value gain on warrant liabilities of $6,435, gain on repurchase of Secured Notes of $6,760 together with other losses of $5,152. For the three months ended September 30, 2021, other income, net includes gain on foreign exchange of $5,573, fair value loss on contingent consideration of $347, fair value loss on derivative instruments of $357, fair value gain on warrant liabilities of $94,327 and other losses of $2,706.

Nine months ended September 30, 2022 compared to nine months ended September 30, 2021

The following table sets forth our results of operations for the nine months ended September 30, 2022 and 2021:

	For the nine months ended September 30,		Variance
(U.S. dollars in thousands)	2022	2021	$	%
Revenue	$1,112,569	$1,115,352	(2,783)	(0.2)%
Cost of services (excluding depreciation and amortization)	457,900	451,667	6,233	1.4%
Selling, general and administrative	397,527	418,076	(20,549)	(4.9)%
Depreciation and amortization	199,096	197,408	1,688	0.9%
Impairment expense on intangible assets	1,886,223	324,145	1,562,078	n/m
Restructuring and other costs	60,636	22,321	38,315	171.7%
Loss / (gain) on disposal of subsidiaries and other assets, net	1,359	(28)	1,387	n/m
Operating loss	(1,890,172)	(298,237)	(1,591,935)	n/m
Other income, net	97,863	175,573	(77,710)	(44.3)%
Interest expense, net	(89,013)	(144,291)	55,278	(38.3)%
Loss before taxes	(1,881,322)	(266,955)	(1,614,367)	n/m
Income tax benefit	(52,749)	(66,105)	13,356	(20.2)%
Net loss	$(1,828,573)	$(200,850)	(1,627,723)	n/m
Less: net income attributable to non controlling interest	371	400	(29)	(7.3)%
Net loss attributable to the Company	$(1,828,944)	$(201,250)	$(1,627,694)	n/m

Revenue

Revenue decreased $2,783, or 0.2%, to $1,112,569 for the nine months ended September 30, 2022 from $1,115,352 for the nine months ended September 30, 2021. The decrease is largely attributable to a decrease of $61,555, or 9.7%, in our Digital Commerce segment due to the unfavorable impact of foreign exchange rates, as well as resulting from impact of War-regions, regulatory changes in Europe, and lower promotional activity. This was partly offset by recent acquisition activity within Digital Commerce and an increase of $58,772 or 12.2%, in our US Acquiring segment mainly due to higher volumes.

For further detail on our segments, see “Analysis by Segments” below.

Cost of services (excluding depreciation and amortization)

Cost of services (excluding depreciation and amortization) increased $6,233, or 1.4%, to $457,900 for the nine months ended September 30, 2022 from $451,667 for the nine months ended September 30, 2021. The increase is largely attributable to an increase of $34,188, or 14.0%, in our US Acquiring segment due to higher volumes, offset by a decrease of $27,956, or 13.4% in our Digital Commerce segment due to the reduction in revenue noted above as well as a change in channel and customer mix.

Selling, general and administrative

Selling, general and administrative expenses decreased $20,549, or 4.9%, to $397,527 for the nine months ended September 30, 2022 from $418,076 for the nine months ended September 30, 2021. This movement is primarily driven by a decrease in share-based compensation expense of $47,582 which was largely driven by the full vesting of equity awards in March 2021, partially offset by higher credit losses as a result of higher volumes in US Acquiring and higher VAT expense resulting from historic refunds and release of provisions in the three months ended September 30, 2021 and higher technology costs in the three months ended September 30, 2022.

Depreciation and amortization

Depreciation and amortization increased $1,688, or 0.9%, to $199,096 for the nine months ended September 30, 2022 from $197,408 for the nine months ended September 30, 2021. This increase was attributable to increased amortization due to acquisitions, partially offset by the impact of assets becoming fully depreciated and amortized during 2021 and the impact of the impairment on intangible assets recognized during the third quarter of the prior year.

Impairment expense on intangible assets and goodwill

Impairment expense on intangible assets and goodwill increased by $1,562,078, to $1,886,223 for the nine months ended September 30, 2022 from $324,145 for the nine months ended September 30, 2021. Due to a sustained decline in stock price and market capitalization, as well as current market and macroeconomic conditions, goodwill impairment expense of $948,237 and $933,950 was recognized in US Acquiring and Digital Commerce, respectively during the nine months ended September 30, 2022. The indicators of impairment were identified in prior quarters and no such events or circumstances were identified as of September 30, 2022.

Restructuring and other costs

Restructuring and other costs increased $38,315 or 171.7%, to $60,636 for the nine months ended September 30, 2022 from $22,321 for the nine months ended September 30, 2021. The increase was primarily driven by a $33,603 provision recorded during the nine months ended September 30, 2022 related to customer payments. In addition, there were increases in acquisition costs of $2,784, mainly as a result of the SafetyPay acquisition in the nine months ended September 30, 2022 and restructuring costs of $4,092 in the nine months ended September 30, 2022.

Other income, net

Other income, net decreased $77,710, or 44.3%, to $97,863 for the nine months ended September 30, 2022 from $175,573 for the nine months ended September 30, 2021. The decrease in other income, net was primarily driven by a decrease in fair value gain on the Company’s warrant liabilities to $27,489 from $158,469, offset by an increase in the gain on foreign exchange to $57,304 from $8,755 due to foreign denominated debt.

Interest expense, net

Interest expense, net decreased by $55,278, or 38.3%, to $89,013 for the nine months ended September 30, 2022 from $144,291 for the nine months ended September 30, 2021. The decrease in interest expense, net was due to accelerated debt fees expensed in the nine months ended September 30, 2021 following the debt repayments in March 2021 and the debt refinancing in June 2021.

Income tax benefit

The income tax benefit was $52,749 for the nine months ended September 30, 2022 compared to $66,105 for the nine months ended September 30, 2021. This resulted in an effective tax rate of 2.8% for the nine months ended September 30, 2022 and 24.8% for the nine months ended September 30, 2021. The change in the effective tax rate for the nine months ended September 30, 2022 compared to nine months ended September 30, 2021 is primarily due to non-deductible component of the goodwill impairment charge and changes to our valuation allowance related to our recoverability of deferred tax assets on restricted interest carry-forwards.

Net loss

Net loss increased by $1,627,723, to $1,828,573 for the nine months ended September 30, 2022 from $200,850 for the nine months ended September 30, 2021. The increase in net loss was largely driven by the increase in goodwill impairment expense and decrease in other income, net, partially offset by a decrease in selling, general and administrative expense and interest expense, net as described above.

Non-GAAP financial measure

Adjusted EBITDA

Adjusted EBITDA for the Company decreased $36,049, or 10.7%, to $302,390 for the nine months ended September 30, 2022 from $338,439 for the nine months ended September 30, 2021. This decrease was driven by the unfavorable impact of foreign exchange rates, reduced revenue of $2,783, as described above, increased cost of sales $6,233, as well as higher credit losses resulting from increased volumes, higher VAT expense resulting from historic refunds and release of provisions in the three months ended September 30, 2021 and higher technology costs in the three months ended September 30, 2022.

A reconciliation of Net loss to Adjusted EBITDA is as follows for the nine months ended September 30, 2022 and 2021:

	For the nine months ended September 30,
(U.S. dollars in thousands)	2022	2021
Net loss	$(1,828,573)	$(200,850)
Income tax benefit	(52,749)	(66,105)
Interest expense, net	89,013	144,291
Depreciation and amortization	199,096	197,408
Share-based compensation	45,248	92,830
Impairment expense on goodwill and intangible assets	1,886,223	324,145
Restructuring and other costs (1)	60,636	22,321
Loss / (gain) on disposal of subsidiaries and other assets, net	1,359	(28)
Other income, net (2)	(97,863)	(175,573)
Adjusted EBITDA	$302,390	$338,439

(1)
As noted above, restructuring and other costs include acquisition costs related to the Company's merger, acquisition and disposal activity and restructuring costs. This includes certain office closure costs and resulting severance payments to employees. For the nine months ended September 30, 2022 , restructuring costs were $11,536, inclusive of CEO severance costs, and other costs were $49,100 which primarily consisted of a $33,603 provision recorded during the nine months ended September 30, 2022 related to customer payments. For the nine months ended September 30, 2021, restructuring cost amounted to $7,444 and other costs amounted to $14,877, primarily related to public company readiness costs as well as other advisory fees incurred on merger and acquisition activity and the Company’s Brexit planning.
(2)
As noted above, other income, net, consists primarily of foreign exchange gains and losses, fair value movement in contingent consideration, fair value movement in derivative instruments, fair value movement in warrant liabilities and gain on repurchase of Secured Notes. For the nine months ended September 30, 2022, other income, net includes gain on foreign exchange of $57,304, fair value loss on contingent consideration of $7,742, fair value gain on derivative instruments of $18,148 fair value gain on warrant liabilities of $27,489 and gain on repurchase of Secured Notes of $9,752, together with other losses of $7,088. For the nine months ended September 30, 2021 , other income, net includes gain on foreign exchange of $8,755, fair value gain on contingent consideration of $11,115, fair value gain on derivative instruments of $8,648, and fair value gain on warrant liabilities of $158,469 together with other losses of $11,293.

Analysis by Segment

We operate in two operating segments: US Acquiring and Digital Commerce. Our reportable segments are the same as our operating segments. Adjusted EBITDA at the segment level is reported to the chief operating decision maker for purposes of making decisions about allocating resources to the segments and assessing their performance. Adjusted EBITDA of each operating segment includes the revenues of the segment less ordinary operating expenses that are directly related to those revenues and an allocation of shared costs.

The Company allocates shared costs to the two segments and corporate. Shared costs are the cost of people and other resources consumed in activities that provide a benefit across more than one segment. Shared costs are allocated to each segment primarily based on applicable drivers including headcount and revenue.

Three month ended September 30, 2022 compared to three months ended September 30, 2021

Our results by operating segment for the three months ended September 30, 2022 comprised of the following:

(U.S. dollars in thousands)	US Acquiring	Digital Commerce	Corporate (2)	Total
Revenue	185,407	180,581	—	365,988
Adjusted EBITDA(1)	50,307	63,466	(18,303)	95,470

Our results by operating segment for the three months ended September 30, 2021 comprised of the following:

(U.S. dollars in thousands)	US Acquiring	Digital Commerce	Corporate (2)	Total
Revenue	164,946	188,639	—	353,585
Adjusted EBITDA(1)	40,734	79,975	(14,304)	106,405

The increase (decrease) in results by operating segment is shown in the following table:

(U.S. dollars in thousands)	US Acquiring	Digital Commerce	Corporate (2)	Total
Revenue	20,461	(8,058)	—	12,403
Adjusted EBITDA(1)	9,573	(16,509)	(3,999)	(10,935)

(1)
For a reconciliation of the Company’s net loss to Adjusted EBITDA for the period presented, see “Results of Operations”.
(2)
Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

US Acquiring

Revenue increased by $20,461, or 12.4%, to $185,407 for the three months ended September 30, 2022 from $164,946 for the three months ended September 30, 2021. This increase was primarily due to higher volumes and inflationary pressures which increase ticket prices.

Adjusted EBITDA increased by $9,573, or 23.5%, to $50,307 for the three months ended September 30, 2022 from $40,734 for the three months ended September 30, 2021. This increase was due to an increase in revenue as noted above, as well as a reduction in legal and professional fees and remuneration costs. This increase was offset by an increase in cost of services (excluding depreciation and amortization) of $12,371, or 14.7%, to $96,340 for the three months ended September 30, 2022 from $83,969 for the three months ended September 30, 2021 largely due to higher volumes.

Digital Commerce

Revenue decreased by $8,058, or 4.3%, to $180,581 for the three months ended September 30, 2022 from $188,639 for the three months ended September 30, 2021. This decrease was primarily due to the unfavorable impact of foreign exchange rates, as well as resulting from impact of war-regions, regulatory changes in Europe, and lower promotional activity, partly offset by recent acquisition activity.

Adjusted EBITDA decreased by $16,509, or 20.6%, to $63,466 for the three months ended September 30, 2022 from $79,975 for the three months ended September 30, 2021. This decrease was largely due to reduced revenues as noted above, as well as increase in remuneration costs from acquisitions, higher VAT expense resulting from historic refunds and release of provisions in the three months ended September 30, 2021 and higher technology costs in the three months ended September 30, 2022 partly offset by a decrease in cost of services (excluding depreciation and amortization) which decreased by $5,414, or 8.9%, to $55,469 for the three months ended September 30, 2022 from $60,883 for the three months ended September 30, 2021.

Corporate

Corporate Adjusted EBITDA, comprising of corporate overhead, decreased $3,999, or 28.0% to a loss of $18,303 for the three months ended September 30, 2022 from a loss of $14,304 for the three months ended September 30, 2021. This reduced Adjusted EBITDA was primarily driven by higher VAT expense during the three months ended September 30, 2022, as a result of historic refunds and release of provisions in the three months ended September 30, 2021, and higher remuneration costs.

Nine months ended September 30, 2022 compared to nine months ended September 30, 2021

Our results by operating segment for the nine months ended September 30, 2022 comprised of the following:

(U.S. dollars in thousands)	US Acquiring	Digital Commerce	Corporate (2)	Total
Revenue	541,701	570,868	—	1,112,569
Adjusted EBITDA(1)	150,585	210,983	(59,178)	302,390

Our results by operating segment for the nine months ended September 30, 2021 comprised of the following:

(U.S. dollars in thousands)	US Acquiring	Digital Commerce	Corporate (2)	Total
Revenue	482,929	632,423	—	1,115,352
Adjusted EBITDA(1)	120,651	266,553	(48,765)	338,439

The increase (decrease) in results by operating segment is shown in the following table:

(U.S. dollars in thousands)	US Acquiring	Digital Commerce	Corporate (2)	Total
Revenue	58,772	(61,555)	—	(2,783)
Adjusted EBITDA(1)	29,934	(55,570)	(10,413)	(36,049)

(1)
For a reconciliation of the Company’s net loss to Adjusted EBITDA for the period presented, see “Results of Operations”.
(2)
Corporate consists of corporate overhead and unallocated shared costs of people and other resources consumed in activities that provide a benefit across the Company.

US Acquiring

Revenue increased by $58,772, or 12.2%, to $541,701 for the nine months ended September 30, 2022 from $482,929 for the nine months ended September 30, 2021. This increase was due to higher volumes and inflationary pressures which increase ticket prices.

Adjusted EBITDA increased by $29,934, or 24.8%, to $150,585 for the nine months ended September 30, 2022 from $120,651 for the nine months ended September 30, 2021. This increase was due to an increase in revenue as noted above, as well as a reduction in legal and professional fees and remuneration costs. This increase was offset by an increase in cost of services (excluding depreciation and amortization) of $34,188, or 14.0%, to $277,912 for the nine months ended September 30, 2022 from $243,724 for the nine months ended September 30, 2021 largely due to higher volumes.

Digital Commerce

Revenue decreased by $61,555, or 9.7%, to $570,868 for the nine months ended September 30, 2022 from $632,423 for the nine months ended September 30, 2021. This decrease was primarily due to the unfavorable impact of foreign exchange rates, as well as resulting from impact of war-regions, regulatory changes in Europe, and lower promotional activity, partly offset by recent acquisition activity.

Adjusted EBITDA decreased by $55,570, or 20.8%, to $210,983 for the nine months ended September 30, 2022 from $266,553 for the nine months ended September 30, 2021. This decrease was largely due to reduced revenues as noted above as well as an increase in remuneration costs from acquisitions, and higher technology costs, partly offset by a decrease in cost of services (excluding depreciation and amortization) which decreased by $27,956, or 13.4%, to $179,987 for the nine months ended September 30, 2022 from $207,943 for the nine months ended September 30, 2021 coupled with a decrease in marketing expenses.

Corporate

Corporate Adjusted EBITDA, comprising of corporate overhead, decreased $10,413, or 21.4% to a loss of $59,178 for the nine months ended September 30, 2022 from a loss of $48,765 for the nine months ended September 30, 2021. This reduced Adjusted EBITDA was primarily driven by higher VAT expense during the three months ended September 30, 2022, as a result of historic refunds and release of provisions in the three months ended September 30, 2021, Director & Officer insurance costs subsequent to becoming a public company, and higher remuneration costs.

Seasonality

We have experienced in the past, and expect to continue to experience, seasonal fluctuations in our business. For instance, our businesses historically experience increased activity during the traditional holiday period and around other nationally recognized holidays, when certain of our game’s operators may run promotions, consumers enjoy more leisure time and younger consumers may receive our products as gifts. Our Digital Commerce businesses experiences increased activity based on the occurrence and timing of sporting events. Volatility in our revenue, key operating metrics or their rates of growth could result in fluctuations in our financial condition or results of operations.

Inflation

While inflation may impact our revenue and expenses, as well as customer spend, we believe the effects of inflation, if any, on our results of operations and financial condition have not been significant. However, there can be no assurance that our results of operations and financial condition will not be materially impacted by inflation in the future.

Quantitative and Qualitative Disclosure about Market Risk

Our market risk includes the potential loss arising from adverse changes in foreign currency exchange rates and interest rates. We monitor risk exposures on an ongoing basis. The Company utilizes derivative financial instruments to manage interest rate risk on its variable rate debt facilities and term loans. The company does not apply hedge accounting for its derivative financial instruments.

Interest Rate Risk

We are exposed to interest rate risk relating to the portion of our borrowings that are subject to variable interest rates, as well as investment revenue. The Company actively manages interest rate risk through the use of interest rate swaps. Interest rate swaps convert floating rates to fixed.

As of September 30, 2022, an increase of 100 basis points in interest rates offered on the bank borrowings would result in a $16.9 million unfavorable impact and a decrease of 100 basis points would result in a $16.9 million favorable impact on annualized net loss. Due to the interest rate floors within the Company’s facility agreement of 0.5% on USD LIBOR and 0% on EURIBOR, we may not realize the benefit of a decrease of 100 basis points in the applicable interest rates.

As of December 31, 2021, an increase of 100 basis points in interest rates offered on the bank borrowings would have resulted in a $18.2 million unfavorable impact and a decrease of 100 basis points would have resulted in a $18.2 million favorable impact on net loss for the year ended December 31, 2021.

Foreign Currency Risk

We have global operations and trade in various foreign currencies, primarily the Great British Pound, Euro, Canadian Dollar, Norwegian Krone, Swiss Franc, Swedish Krona and Polish Zloty. In addition, we are exposed to currency risk associated with translating our functional currency financial statements into its reporting currency, which is the U.S. dollar. As a result, we are exposed to movements in the exchange rates of various currencies against the U.S. dollar.

We manage the exposure to currency risk by commercially transacting materially in U.S. dollars, Euros and Pound Sterling, the currencies in which we materially incur operating expenses. We limit the extent to which we incur operating expenses in other currencies, wherever possible, thereby minimizing the realized and unrealized foreign exchange gain/(loss). The currency of the Company’s borrowings is in part matched to the currencies expected to be generated from the Company’s operations. Intercompany funding is typically undertaken in the functional currency of the operating entities or undertaken to ensure offsetting currency exposures.

As of September 30, 2022, had the U.S. dollar strengthened by 1% in relation to all the other currencies, with all other variables held constant, the net assets of the Company would have decreased by $2.7 million. A weakening of the U.S. dollar by 1% against the above currencies would have had an equal and opposite effect. As noted above, the unfavorable impact of foreign exchange rates was a contributing factor to the decline in revenues for the Digital Commerce segment during the three and nine months ended September 30, 2022.

As of December 31, 2021, had the U.S. dollar strengthened by 1% in relation to all the other currencies, with all other variables held constant, the net assets of the Company would have decreased by $2.3 million. A weakening of the U.S. dollar by 1% against the above currencies would have had an equal and opposite effect.

Credit Risk

Credit risk is the risk of financial loss if a consumer or merchant counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from our cash and cash equivalents, settlement receivables, restricted cash in respect to customer accounts, and trade receivables.

The Company is also exposed to potential losses from merchant-related chargebacks. A chargeback occurs when a dispute between a cardholder and a merchant, including a claim for non-delivery of the product or service by the merchant, is not resolved in favor of the merchant and the transaction is charged back to the merchant resulting in a refund of the purchase price to the cardholder. If the Company is unable to collect this chargeback amount from the merchant due to closure, bankruptcy or other reasons, the Company bears the loss for the refund paid to the cardholder. The risk of chargebacks is typically greater for those merchants that promise future delivery of goods and services rather than delivering goods or rendering services at the time of payment.

The cash and cash equivalents and restricted cash in respect to customer accounts are deposited with different banking partners with a variety of credit ratings. Credit exposures are regularly monitored and managed by the Company's Treasury function with oversight from the Safeguarding and Treasury Committee.

Settlement receivables primarily relate to receivables from third party payment institutions, as well as receivables from distribution partners arising in our Digital Commerce business. These receivables are closely monitored on an ongoing basis. The Digital Commerce business utilizes credit limits and insurance to limit its overall gross exposure to distribution partners.

Credit quality of a customer and distributor is assessed based on their industry, geographical location and financial background, with credit risk managed based on this assessment (i.e. trading limits, shortened payment period and/or requiring collateral, usually in the form of bank guarantees, insurance or cash deposits or holdbacks which can legally be claimed by the Company to cover unpaid receivables). Outstanding trade receivables are regularly monitored to flag any unusual activities such as chargebacks. Having a significant number of consumers and merchants across multiple geographies and industries helps mitigate the Company's exposure to concentration risk. Through the Company's global credit risk framework we forecast, under normal business conditions, the probability of the occurrence of credit events before they occur. Customer credit risk is managed by each business unit subject to our established customer credit risk management policies, procedures and controls.

Liquidity Risk

Liquidity risk is the risk that we may be unable to meet our financial obligations as they fall due. We control and monitor both cash levels and cash flow on a regular basis, including forecasting future cash flows. Our objective to managing liquidity is to ensure that, as far as possible, we always have sufficient liquidity to meet our liabilities as they become due.

In order to mitigate short-term liquidity risk and fund future merger and acquisition activity, we have a $305,000 revolving credit facility available, from which we make draw downs and repayments throughout the period. There was no balance drawn on the revolving credit facility as of September 30, 2022. As of December 31, 2021 we had drawn down $28,423 on our revolving credit facility. In addition, the Company has a Line of Credit which is restricted for use in funding settlements in the US Acquiring business and is secured against known transactions. During the nine months ended September 30, 2022, the line of credit was increased from $50,000 to $75,000 and the maturity date extended to June 2025.

As of September 30, 2022, and December 31, 2021, the total principal amount of our external borrowings was $2,534,770 and $2,794,108. Subject to the limits contained in the credit agreements that govern our credit facilities, we may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. All interest and mandatory debt repayments were satisfied during the year ended December 31, 2021 and for the nine months ended September 30, 2022.

Our key debt covenant governing these facilities is financial and is monitored monthly. Our primary financial covenant is to maintain a first lien debt ratio below 7.5x a Last Twelve Months EBITDA measure adjusted for certain items as stipulated in the company’s facilities agreement. As of September 30, 2022, and December 31, 2021, the Company was in compliance with all financial covenants associated with its debt.

In addition, the Company is required to maintain minimum levels of liquidity within its regulated businesses within the United Kingdom and Ireland in accordance with our regulatory requirements. We monitor liquidity levels within our regulated entities on an ongoing basis, in accordance with our liquidity and capital adequacy assessment framework.

Liquidity and Capital Resources

Our primary sources of liquidity have been funds generated from operations, issuance of debt, the use of our revolving credit facilities and a line of credit. We assess our liquidity through an analysis of our working capital together with our other sources of liquidity. As of September 30, 2022 and December 31, 2021, we had $220,191 and $313,439 in cash and cash equivalents. Furthermore, we had $305,000 available under our Revolving Credit Facility as of September 30, 2022. We had $276,577 available under our Revolving Credit Facility as of December 31, 2021, respectively.

In connection with the Transaction in the prior year, we underwent a series of transactions that impacted our financial position and overall liquidity profile. This included the cash consideration for the Pi Jersey acquisition of $2,448,799, debt repayment of $1,155,743 in connection with the Transaction and payment of transaction costs of $151,722, of which $151,455, were paid during the nine months ended September 30, 2021. These transactions were offset by the $1,616,673 in net proceeds from the merger with FTAC and $2,000,000 in proceeds from private placement (“PIPE Investment”). In the prior year, we also completed a refinancing under which the Company fully repaid the outstanding balances under its former debt facilities and was accounted for as a debt extinguishment.

In addition to our cash and cash equivalents on our unaudited condensed consolidated statements of financial position, we expect to continue to generate cash from our normal operations as well as the ability to draw down on our credit facilities, disclosed below, as required. We believe that we have sufficient financial resources to fund our activities and execute our business plans during the next 12 months.

Debt

During 2021, the Company' entered into the following debt facilities: (i) $305,000 senior secured revolving credit facility (the “Revolving Credit Facility”); (ii) a $1,018,000 aggregate principal amount senior secured USD first lien term loan facility (the “Term Loan Facility (USD)”)(comprising the original $628,000 and incremental $390,000 facility) and a €710,000 aggregate principal amount senior secured EUR first lien term loan facility (the “Term Loan Facility (EUR)”) (comprising the original €435,000 and an incremental €275,000 facility), and (iii) $400,000 aggregate principal amount of USD secured notes and €435,000 aggregate principal amount of EUR secured notes (“Secured Notes”).

As market conditions warrant, we and/or our majority equity holders, Blackstone, CVC and/or our respective affiliates, may from time to time seek to repurchase securities that we have issued or loans that we have borrowed in privately negotiated or open market transactions, by tender offer or otherwise. Subject to any applicable limitations contained in the agreements governing our indebtedness, any such purchases may be funded by existing cash or by incurring new secured or unsecured debt, including borrowings under our credit facilities. The amounts involved in any such purchase transactions, individually or in the aggregate, may be material. Any such purchases may relate to a substantial amount of a particular tranche of debt, with a corresponding reduction, where relevant, in the trading liquidity of that debt. In addition, any such purchases made at prices below the “adjusted issue price” (as defined for U.S. federal income tax purposes) may result in taxable cancellation of indebtedness income to us, which may be material, and result in related adverse tax consequences to us. During the nine months ended September 30, 2022, we repurchased $41,117 of Secured Notes.

For further discussion regarding our debt facilities, refer to Note 7, Debt, within the financial statements included elsewhere in this Report.

Cash Flow

The following table presents the summary consolidated cash flow information for the periods presented.

	For the nine months ended September 30,
(U.S. dollars in thousands)	2022	2021
Net cash flows provided by operating activities	$1,373,219	$92,600
Net cash flows used in investing activities	(533,588)	(229,245)
Net cash flows used in financing activities	(91,604)	(95,604)
Effect of foreign exchange rate changes	(284,334)	(67,535)
Increase / (Decrease) in cash and cash equivalents, including customer accounts and other restricted cash	$463,693	$(299,784)

Comparison of Cash Flows

The Company’s regulatory obligations include the requirement to safeguard customer funds that have been received either in exchange for electronic money (“e-money”) issued or within the transaction settlement cycle to merchants. Such amounts are recorded in customer accounts and other restricted cash in our unaudited consolidated statements of financial position. The Company includes customer accounts and other restricted cash in the cash and cash equivalents balance reported in the unaudited consolidated statements of cash flows.

Operating Activities

Net cash flows provided by (used in) operating activities mainly consists of our net loss adjusted for non-cash items and movements in working capital.

Non-cash items usually arise as a result of timing differences between expenses recognized and actual cash costs incurred or as a result of other non-cash income or expenses. Non-cash items include: depreciation and amortization; unrealized foreign exchange gain/(loss); deferred tax (expense)/benefit; non-cash interest expense, net; share-based compensation expense; other (expense)/income, net; impairment expense on goodwill and intangible assets; provision for doubtful accounts and other; gain/(loss) on disposal of subsidiaries and other assets, net; and non-cash lease expense.

Movements in working capital include the movements in: accounts receivable, net; prepaid expenses, other current assets and related party receivables; settlement receivables, net; accounts payable, other liabilities, related party payables; funds payable and amounts due to customers; and income tax payable. Movements in working capital are affected by several factors including the timing of month-end and transaction volume, especially for accounts receivable, net, settlement receivables, net, and funds payable and amounts due to customers.

The Company’s regulatory obligations in the United Kingdom and Ireland include the requirement to safeguard customer funds that have been received either in exchange for electronic money (“e-money”) issued or within the transaction settlement cycle to merchants. Such amounts are recorded as an asset in our unaudited condensed consolidated statements of financial position, in customer accounts and other restricted cash which is presented as part of cash, cash equivalents, customer accounts and other restricted cash as reported in the unaudited condensed consolidated statements of cash flows. As such, movements in customer accounts and other restricted cash are not presented as part of movements in working capital as described above.

The Company also has a corresponding liability to its customers recognized in our unaudited condensed consolidated statements of financial position as funds payable and amounts due to customers, as well as settlement receivables, net, that represent timing differences in the Company's settlement process between the cash settlement of a transaction and the recognition of the associated liability. The movements in these account balances are presented as part of movements in working capital as described above.

The amounts of these balances in our unaudited condensed consolidated statements of financial position as of September 30, 2022, and 2021 are summarized in the table below.

	For the nine months ended September 30,
(U.S. dollars in thousands)	2022	2021
Customer accounts and other restricted cash	2,215,220	1,201,801
Settlement receivables, net of allowances for doubtful accounts	143,241	152,364
Funds payable and amounts due to customers	2,357,433	1,335,568

Net cash flows provided by operating activities increased by $1,280,619 to an inflow of $1,373,219 for the nine months ended September 30, 2022 from an inflow of $92,600 for the nine months ended September 30, 2021. The key reason for the increase is due to the cash inflow from the movement in funds payable and amounts due to customers. As noted above, the corresponding amounts that have been received in respect of this liability are largely included in customer accounts and other restricted cash, which are not presented within net cash flows provided by operating activities.

For the nine months ended September 30, 2022 net cash flows provided by operating activities of $1,373,219 primarily consists of a net loss of $1,828,573 adjusted for non-cash items of $2,033,573, largely driven by impairment expense on goodwill and intangible assets of $1,886,223, depreciation and amortization of $199,096, and share-based compensation of $45,248, offset by other income, net and deferred tax benefit. Cash inflows of $1,168,219 used in movements in working capital, mainly included inflows from funds payable and amounts due to customers of $1,210,744.

For the nine months ended September 30, 2021 net cash flows provided by operating activities of $92,600 primarily consists of a net loss of $200,850, adjusted for non-cash items of $452,412, including depreciation and amortization of $197,408, impairment expense of $324,145, share based compensation of $92,830 and interest expense, net of $81,494, offset by other income, net of $166,818 and deferred tax benefit of $94,255. Cash outflows of $158,962 used in movements in working capital, included outflows in funds payable and amounts due to customers of $176,091 and accounts receivable, net of $26,862. These working capital movements were partly offset by inflows in settlement receivables, net of $60,542.

Investing Activities

Net cash used in investing activities increased $304,343 to $533,588 for the nine months ended September 30, 2022 from $229,245 for the nine months ended September 30, 2021. This increase is primarily attributed to an increase in net cash outflow on acquisition of businesses of $424,722 relating to the acquisition of SafetyPay during the nine months ended September 30, 2022, compared to a net cash outflow on acquisition of businesses of $119,177 for the nine months ended September 30, 2021.

Financing Activities

Net cash used in financing activities increased $4,000 to $91,604 for the nine months ended September 30, 2022 from an outflow of $95,604 for the nine months ended September 30, 2021. This increase was attributable to repurchases of loan notes, offset by net cash used in financing activities in the prior year in connection with the Transaction as well as decrease in payments under financial instruments. Borrowings and repayments on all facilities were $657,846 and $696,272, respectively, for the nine months ended September 30, 2022 and $2,691,081 and $3,745,658, respectively for the nine months ended September 30, 2021.

We believe that our current level of cash and borrowing capacity under debt facilities, together with future cash flows from operations will be sufficient to meet the needs of our existing operations and planned requirements for the foreseeable future.

Accounting Pronouncements Not Yet Adopted

Recently issued accounting pronouncements that may be relevant to our operations but have not yet been adopted are outlined in Note 1, Basis of Presentation and Summary of Significant Accounting Policies, within the financial statements included elsewhere in this Report.